Exhibit 99.1

Stantec

STN
TSX·NYSE

WE ARE BETTER TOGETHER

2017 THIRD QUARTER REPORT

Three and Nine Months Ended September 30, 2017, and 2016

Creating communities is our purpose. Designing with community in mind is our promise.

We're active members of the communities we serve. That's why at Stantec, we always design with community in mind.

The Stantec community unites approximately 22,000 employees working in over 400 locations across 6 continents. We collaborate across disciplines and industries to bring buildings, energy and resource, environmental, water, and infrastructure projects to life. Our work—engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, construction services, project management, and project economics, from initial project concept and planning through to design, construction, commissioning, maintenance, decommissioning, and remediation—begins at the intersection of community, creativity, and client relationships.

Our local strength, knowledge, and relationships, coupled with our world-class expertise, have allowed us to go anywhere to meet our clients' needs in more creative and personalized ways. With a long-term commitment to the people and places we serve, Stantec has the unique ability to connect to projects on a personal level and advance the quality of life in communities across the globe. Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Report to Shareholders

Third Quarter 2017

Stantec’s performance in the third quarter of 2017 is in line with our projected performance expectations and confirms the positive trends we see in our business: organic growth continued in Q3; there are not many headwinds holding back any of our sectors or geographies; and our Energy & Resources business operating unit continues to gain ground. Overall, our performance is improving.

Specifically, gross revenue is up 3.3% from the third quarter of 2016, and overall organic gross revenue growth this quarter is up 6.0% over the third quarter of 2016. In fact, we experienced organic growth across most of our business operating units (BOUs) this quarter. Growth from acquisitions also continued.

This quarter we did experience decreases in some metrics when comparing Q3 17 to Q3 16 due to unfavorable foreign exchange rates, the completion of some large projects, delays in project starts, and an increase in the fair value of our stock-based compensation. In the third quarter of 2017, EBITDA as a percentage of net revenue was 12.5%; diluted earnings per share (EPS) was $0.40; and adjusted diluted EPS was $0.54. However, our overall performance overcame these minor negatives, and we continued to perform well.

Net income decreased from $49.3 million to $46.2 million, mainly due to the circumstances noted above and a corporate reorganization, which incurred a $3.6 million tax expense. However, the change makes our corporate tax and organizational structures more efficient.

Financial Summary

	Quarter Ended September 30
(In millions of Canadian dollars, except per share amounts and %)	2017	2016	$ Change	% Change
Gross revenue	1,299.2	1,257.3	41.9	3.3%
Adjusted EBITDA (note)	106.9	113.7	(6.8)	(6.0%)
Diluted earnings per share	0.40	0.43	(0.03)	(7.0%)
Adjusted diluted earnings per share (note)	0.54	0.55	(0.01)	(1.8%)
Cash dividends declared per common share	0.125	0.1125	0.0125	11.1%

note: adjusted EBITDA and adjusted diluted earnings per share (EPS) are non-IFRS measures and are further discussed in the Definition of Non-IFRS Measures in the Critical Accounting Estimates, Developments, and Measures section (the Definitions section) of our 2016 Annual Report and this report.

Our Energy & Resources, Buildings, Infrastructure, and Environmental Services BOUs all experienced organic growth in the third quarter of 2017 compared to the same period in 2016. Our Power and Mining sectors drove organic growth in Energy & Resources to 5.7% from Q3 16 to Q3 17. Steady activity in our Canadian healthcare projects led to Buildings achieving organic growth of 3.0%, while the Canadian Transportation sector was mainly responsible for our Infrastructure BOU achieving organic growth of 2.8%. Organic revenue grew 2.0% in Environmental Services, due mainly to higher than expected project volume in our Global operations. Stantec’s Water BOU, however, experienced organic retraction of 3.0%, due to the completion of some Water projects in the United States and delays in project starts.

We continue to win exciting, valuable work with top tier clients around the world and across our range of service expertise. Our growing global presence, as well as our status as a top 10 global design firm, is the culmination of many years of hard work and consistent dedication to a strategy of acquiring and fully integrating design firms that align with our business goals.

In the third quarter, many of our communities and offices were directly affected by hurricanes that swept across Texas, Louisiana, and Florida. Many of our offices had to be closed, and several employees experienced flooding of their homes and the loss of personal property. During the hurricanes, our first priority was the health and safety of our employees; every affected office enacted its disaster recovery plan, and all employees are safe. In fact, many have been or are now involved in ongoing recovery efforts in all three states, working to help emergency responders, the Federal Emergency Management Agency (FEMA), and industrial, commercial and municipal companies and institutions. We are still assessing the effects of the hurricanes, both on our Company’s operations and our role in future recovery efforts. Whatever the outcome, we’ll be there for our communities.

As ever, Stantec’s steady performance each quarter must be attributed to the people who make it happen: the employees who offer their talent, creativity, experience, and commitment to community every day; the clients who partner with us to create communities around the world; and the shareholders whose confidence, support, and drive for continuous improvement have helped us grow into a top 10 global design firm. Thank you.

One final note: This will be my last Report to Shareholders as president & chief executive officer. As announced last quarter, I’m retiring effective December 31, 2017, and Gord Johnston will take over the position effective January 1, 2018. Having worked with Gord for many years, including the many months during this leadership transition, I am confident that he will be more than ready to take the reins on New Year’s Day.

Thank you again for your support—not only this quarter, but during the nine years I’ve spent in this position. It’s been a privilege and an honor serving as Stantec’s president and CEO.

Bob Gomes

President & CEO

November 8, 2017

Management’s Discussion and Analysis

NOVEMBER 8, 2017

This discussion and analysis of Stantec Inc.’s (Stantec or the Company) operations, financial position, and cash flows for the quarter ended September 30, 2017, dated November 8, 2017, should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and related notes for the three quarters ended September 30, 2017; the Management’s Discussion and Analysis and audited consolidated financial statements and related notes included in our 2016 Annual Report filed on February 23, 2017; and the Report to Shareholders contained in our 2017 Third Quarter Report. Our unaudited interim consolidated financial statements and related notes for the quarter ended September 30, 2017, are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). We continue to use the same accounting policies and methods as we used in 2016.

All amounts shown in this report are in Canadian dollars unless otherwise indicated. Additional information regarding our Company, including our Annual Information Form, is available on SEDAR at sedar.com and on EDGAR at sec.gov. Such additional information is not incorporated here by reference, unless otherwise specified, and should not be deemed to be part of this Management’s Discussion and Analysis.

Core Business and Strategy

Our Company’s work—engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, construction services, project management, and project economics, from initial project concept and planning through design, construction, commissioning, maintenance, decommissioning, and remediation—begins at the intersection of community, creativity, and client relationships. By integrating our expertise, we are able to provide our clients with a vast number of project solutions. We believe this integrated approach enables us to execute our operating philosophy by maintaining a world-class level of expertise, which we supply to our clients through the strength of our local offices.

Our business objective is to be a top 10 global design firm, and our focus is to provide professional services in the infrastructure and facilities market, principally on a fee-for-service basis, while maintaining our construction management at-risk services. To realize our business objective, we plan on achieving a compound average growth rate of 15% through a combination of organic and acquisition growth, while also providing dividend returns for our shareholders. Our core business and strategy and the key performance drivers and capabilities required to meet our business objective have not changed in the third quarter of 2017 from those described on pages M-4 to M-19 of our 2016 Annual Report (incorporated here by reference). During Q3 17, we ranked number 10 on the Top 150 Global Design Firms list by Engineering News-Record (ENR) and ranked number 10 on the Top 300 Architecture Firms list by Architectural Record, both leading industry publications.

Management’s Discussion and Analysis (unaudited) September 30, 2017	M-1	Stantec Inc.

Results

OVERALL PERFORMANCE

Highlights for Q3 17

We continued a positive gross revenue trend in the quarter with organic gross revenue growth in our Canadian and Global Consulting Services as well as our Construction Services reportable segments. Comparing the third quarter of 2017 to the third quarter of 2016

•	Gross revenue increased 3.3%—from $1,257.3 million to $1,299.2 million

•	EBITDA as a percentage of net revenue was 12.5% in Q3 17 compared to 13.0% in Q3 16

•	Net income was $46.2 million in Q3 17—impacted by an increase in tax expense of $3.6 million resulting from a corporate reorganization—compared to $49.3 million in Q3 16

•	Diluted earnings per share (EPS) was $0.40 in Q3 17 compared to $0.43 in Q3 16, and adjusted diluted EPS was $0.54 in Q3 17 compared to $0.55 in Q3 16

(EBITDA and adjusted diluted EPS are non-IFRS measures and are further discussed in the Definition of Non-IFRS Measures section of this report.)

The following table summarizes key financial data for Q3 17 and Q3 16 and the first three quarters of 2017 and 2016:

	Quarter Ended September 30				Three Quarters Ended September 30
(In millions of Canadian dollars, except per share amounts and %)	2017	2016	$ Change	% Change	2017	2016	$ Change	% Change

Gross revenue	1,299.2	1,257.3	41.9	3.3%	3,894.1	3,059.3	834.8	27.3%
Net revenue	853.1	872.2	(19.1)	(2.2%)	2,612.3	2,278.2	334.1	14.7%
EBITDA (note)	106.8	113.1	(6.3)	(5.6%)	354.7	253.4	101.3	40.0%
Adjusted EBITDA (note)	106.9	113.7	(6.8)	(6.0%)	300.3	268.5	31.8	11.8%
Net income	46.2	49.3	(3.1)	(6.3%)	85.8	101.1	(15.3)	(15.1%)
Adjusted Net income (note)	61.1	63.0	(1.9)	(3.0%)	164.8	140.2	24.6	17.5%

EPS – basic	0.41	0.43	(0.02)	(4.7%)	0.75	0.97	(0.22)	(22.7%)
EPS – diluted	0.40	0.43	(0.03)	(7.0%)	0.75	0.96	(0.21)	(21.9%)

Adjusted EPS – basic (note)	0.54	0.55	(0.01)	(1.8%)	1.45	1.34	0.11	8.2%
Adjusted EPS – diluted (note)	0.54	0.55	(0.01)	(1.8%)	1.44	1.34	0.10	7.5%
Cash dividends declared per common share	0.125	0.1125	0.0125	11.1%	0.375	0.3375	0.0375	11.1%

Cash flows
From operating activities	42.3	59.2	(16.9)	(28.5%)	118.4	80.5	37.9	47.1%
(Used in) from investing activities	(45.6)	(45.1)	(0.5)	n/m	88.7	(1,107.7)	1,196.4	n/m
From (used in) financing activities	9.4	(47.8)	57.2	n/m	(200.4)	1,084.9	(1,285.3)	n/m

n/m = not meaningful

note: EBITDA, adjusted EBITDA, adjusted net income, and adjusted basic and diluted earnings per share (EPS) are non-IFRS measures and are further discussed in the Definition of Non-IFRS Measures in the Critical Accounting Estimates, Developments, and Measures section (the Definitions section) of our 2016 Annual Report and this report.

Management’s Discussion and Analysis (unaudited) September 30, 2017	M-2	Stantec Inc.

Additional highlights of our key activities and initiatives undertaken during the quarter follow:

•	Revenue increased 3.3% because of acquisitions completed in 2016 and 2017 and organic revenue growth; these were partly offset by the impact of foreign exchange rates. Consulting Services achieved 1.6% organic gross revenue growth, and including Construction Services, we had overall organic gross revenue growth of 6.0% in Q3 17 compared to Q3 16. This increased from Q2 17 when we also had organic gross revenue growth—4.5% compared to Q2 16.

•	We had strong organic gross revenue growth of 5.7% in our Energy & Resources business operating unit in Q3 17 compared to Q3 16 mainly due to growth in our Power and Mining sectors. Organic revenue also grew by 3.0% in our Buildings, 2.0% in our Environmental Services, and 2.8% in our Infrastructure business operating units. There was organic gross revenue retraction in our Water sector primarily due to the completion of certain US projects and delays in project starts.

•	Gross margin decreased—from 54.2% in Q3 16 to 53.6% in Q3 17—mainly in our Construction Services operations and in our Canadian Consulting Services operations, particularly in our Energy & Resources and Water business operating units. The decrease in Construction Services is mainly due to the extensions of project life completion dates for certain UK-based projects and higher job closeout costs on certain US-based projects. Our Water business operating unit had reduced margins mainly due to the May 5, 2017, divestiture of Innovyze Inc. and its subsidiaries (collectively, Innovyze), which, as a software business, operated at high margins.

•	Our administrative and marketing expenses increased—from 41.1% in Q3 16 to 41.2% in Q3 17—mainly due to an increase in the fair value of deferred share units and performance share units of $4.8 million in Q3 17 compared to an increase of $1.0 million in Q3 16.

•	Amortization of intangible assets decreased $5.0 million in Q3 17 compared to Q3 16 due to the Innovyze sale.

•	Interest expense decreased $1.3 million due to a decrease in our outstanding long-term debt at September 30, 2017, compared to September 30, 2016, mainly because during Q2 17 we repaid $221.3 million of our revolving credit facility using the proceeds we received from the Innovyze sale.

•	Other income increased $2.5 million due to the realization of gains on the sale of investments held for self-insured liabilities.

•	We completed a corporate reorganization resulting in an additional tax expense of $3.6 million. This reorganization related to the realignment of certain global entities under a common United Kingdom parent company to make our corporate tax and organizational structures more efficient.

•	During the quarter, 17 of our offices were affected by the impact of the hurricanes that hit Texas, Louisiana, and Florida. We incurred approximately $1.0 million in administrative expenses associated with the impact of these storms. We responded by assisting emergency responders; Federal Emergency Management Agency (FEMA); other disaster relief agencies; and industrial, commercial, and municipal companies and institutions in all three states. Every affected office enacted disaster recovery plans to ensure the health and safety of employees. Because of the scale of the damage, we are assessing its impact on our role in future recovery efforts.

•	On July 28, 2017, we acquired all the shares and business of RNL Facilities Corporation (RNL), adding approximately 130 staff to our Company. Based in Denver, Colorado, RNL provides expertise in architecture, interior design, urban design, and landscaping. This addition enhances our Buildings business operating unit in the United States and our Global operations.

•	We declared and paid a cash dividend of $0.1250 per share on October 12, 2017, to shareholders of record on September 29, 2017. As well, on November 8, 2017, we declared a dividend of $0.1250 per share, payable on January 11, 2018, to shareholders of record on December 29, 2017.

Management’s Discussion and Analysis (unaudited) September 30, 2017	M-3	Stantec Inc.

RESULTS COMPARED TO 2017 TARGETS

In the Management’s Discussion and Analysis in our 2016 Annual Report, we established various ranges of expected performance for fiscal year 2017. The following table indicates our progress toward these targets as at September 30, 2017:

Measure	2017 Target Range	Results Achieved YTD
Gross margin as % of net revenue	Between 53% and 55%	53.7%	✓
Administrative and marketing expenses as % of net revenue	Between 41% and 43%	42.2%	✓
EBITDA as % of net revenue (notes 1 and 2)	Between 11% and 13%	13.6%	✓
Net income as % of net revenue	At or above 5.0%	3.3%	X

This table and the discussion paragraph below contain forward-looking statements. See the Caution Regarding Forward-Looking Statements section of this report.

note 1: EBITDA as a percentage of net revenue is calculated as EBITDA, divided by net revenue.

note 2: EBITDA is a non-IFRS measure (discussed in the Definitions section of our 2016 Annual Report and this report).

✓   Met or performed better than target.

X     Did not meet target.

At the end of Q3 17, we met our targets for gross margin and administrative and marketing expenses as a percentage of net revenue and exceeded our target for EBITDA. EBITDA as a percentage of net revenue was impacted by the $54.6 million gain on the Innovyze sale; without this impact, EBITDA would have been 11.5%.

We did not meet our target for net income as a percentage of net revenue. Net income was impacted by the Innovyze sale because the $54.6 million gain on the sale was more than offset by the associated income tax expense of $94.5 million. In addition, in Q3 17, we incurred a $3.6 million tax expense related to a corporate reorganization. Without these impacts, our net income as a percentage of net revenue would have been 5.0%, which is in our targeted range.

Management’s Discussion and Analysis (unaudited) September 30, 2017	M-4	Stantec Inc.

RESULTS OF OPERATIONS

The following table summarizes key operating results as a percentage of net revenue and the percentage increase or decrease in the dollar amount for each key operating result:

	Quarter Ended Sept 30			Three Quarters Ended Sept 30
	Percentage of Net Revenue		Percentage Increase (Decrease) *	Percentage of Net Revenue		Percentage Increase (Decrease) *
	2017	2016	2017 vs. 2016	2017	2016	2017 vs. 2016

Gross revenue	152.3%	144.2%	3.3%	149.1%	134.3%	27.3%
Net revenue	100.0%	100.0%	(2.2%)	100.0%	100.0%	14.7%
Direct payroll costs	46.4%	45.8%	(0.9%)	46.3%	46.0%	15.3%
Gross margin	53.6%	54.2%	(3.3%)	53.7%	54.0%	14.1%
Administrative and marketing expenses	41.2%	41.1%	(1.9%)	42.2%	42.6%	13.5%
Depreciation of property and equipment	1.6%	1.6%	(0.7%)	1.6%	1.6%	13.2%
Amortization of intangible assets	2.3%	2.8%	(20.6%)	2.4%	2.4%	11.8%
Net interest expense	0.8%	0.9%	(16.9%)	0.8%	0.9%	(6.5%)
Other net finance expense	0.3%	0.2%	57.9%	0.1%	0.4%	17.9%
Share of income from joint ventures and associates	(0.1%)	(0.1%)	(14.3%)	(0.1%)	(0.1%)	50.0%
Foreign exchange loss (gain)	0.0%	0.0%	n/m	0.0%	0.0%	n/m
Gain on disposition of a subsidiary	0.0%	0.0%	n/m	(2.1%)	0.0%	n/m
Other income	(0.4%)	0.0%	n/m	(0.1%)	0.0%	n/m
Income before income taxes	7.9%	7.7%	(0.3%)	8.9%	6.2%	65.0%
Income taxes	2.5%	2.1%	15.9%	5.6%	1.8%	n/m
Net income	5.4%	5.6%	(6.3%)	3.3%	4.4%	(15.1%)

n/m = not meaningful

* Percentage increase (decrease) calculated based on the dollar change from the comparable period.

The following sections outline specific factors that affected the results of our operations in the third quarter of 2017 and should be read in conjunction with our unaudited interim consolidated financial statements for the quarter ended September 30, 2017.

GROSS AND NET REVENUE

While providing professional services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. Revenue associated with these direct costs is included in gross revenue. Because these direct costs and associated revenue can vary significantly from contract to contract, changes in gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue (which is gross revenue less subconsultant, subcontractor, and other direct expenses) and analyze results in relation to net revenue rather than gross revenue. The difference between gross revenue and net revenue is larger for construction-related projects than for consulting-related projects since Construction Services incurs higher costs for subcontractors and direct materials.

For the purpose of the analysis and tables that follow, revenue earned by acquired companies in the first 12 months following an acquisition is reported initially as revenue from acquisitions and thereafter as organic revenue.

Management’s Discussion and Analysis (unaudited) September 30, 2017	M-5	Stantec Inc.

Consulting Services generates approximately 70% of gross revenue in foreign currencies, primarily in US dollars. Construction Services generates gross revenue primarily in British pound sterling and US dollars. Fluctuations in these currencies had a negative impact of $37.2 million in Q3 17 compared to Q3 16 on our gross revenue results as further described below:

•	The value of the Canadian dollar averaged US$0.77 in Q3 16 and US$0.80 in Q3 17—a 3.9% increase. The Canadian dollar averaged US$0.76 year to date in 2016 compared to US$0.77 year to date in 2017—a 1.3% increase. The strengthening Canadian dollar had a negative effect on the revenue reported in Q3 17 compared to Q3 16 and year to date in 2017 compared to year to date in 2016.

•	The value of the Canadian dollar averaged GBP0.58 in Q3 16 compared to GBP0.61 in Q3 17—a 5.2% increase. The Canadian dollar averaged GBP0.54 year to date in 2016 compared to GBP0.60 year to date in 2017—a 11.1% increase. The strengthening of our Canadian dollar relative to the British pound sterling had a negative effect on the revenue reported in Q3 17 compared to Q3 16 and year to date in 2017 compared to year to date in 2016.

Fluctuations in other foreign currencies did not have a material impact on our revenue in Q3 17 compared to Q3 16 and year to date in 2017 compared to the same period in 2016.

Our contract backlog was $3.9 billion at December 31, 2016, and $3.8 billion at September 30, 2017—$2.9 billion in Consulting Services and $0.9 billion in Construction Services. (Backlog is a non-IFRS measure further discussed in the Definitions section of our 2016 Annual Report.). Backlog increases as a result of project wins and acquisitions completed in the year. Year to date, these increases were offset by the fluctuation in foreign exchange since the Canadian dollar was US$0.80 at September 30, 2017, compared to US$0.74 at December 31, 2016.

The following tables summarize the impact of acquisitions, organic growth, and foreign exchange on our gross and net revenue:

	Quarter Ended	Three Quarters Ended
Gross Revenue	Sept 30	Sept 30
(In millions of Canadian dollars)	2017 vs. 2016	2017 vs. 2016

Increase due to
Net acquisition growth/divestiture	4.0	758.1
Organic growth	75.1	104.2
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	(37.2)	(27.5)
Total net increase in gross revenue	41.9	834.8

	Quarter Ended	Three Quarters Ended
Net Revenue	Sept 30	Sept 30
(In millions of Canadian dollars)	2017 vs. 2016	2017 vs. 2016

Increase (decrease) due to
Net acquisition growth/divestiture	1.1	367.1
Organic growth (retraction)	3.8	(15.8)
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	(24.0)	(17.2)
Total net (decrease) increase in net revenue	(19.1)	334.1

Management’s Discussion and Analysis (unaudited) September 30, 2017	M-6	Stantec Inc.

The acquisitions that led to acquisition growth are listed in the following Gross Revenue by Reportable Segments section. When comparing Q3 17 to Q3 16, we had organic gross revenue growth in Construction Services and in our Buildings, Energy & Resources, Environmental Services, and Infrastructure business operating units. Organic gross revenue retracted in our Water business operating unit in Q3 17 compared to Q3 16.

Gross Revenue by Reportable Segments

The following charts and tables summarize gross revenue and gross revenue growth in our two service offerings and our four reportable segments—Consulting Services for Canada, United States, and Global; and Construction Services.

Gross Revenue by Reportable Segment

(In millions of Canadian dollars)	Quarter Ended Sept 30, 2017	Quarter Ended Sept 30, 2016	Total Change	Change Due to Net Acquisitions (Divestitures)	Change Due to Organic Growth (Retraction)	Change Due to Foreign Exchange
Consulting Services
Canada	312.1	292.0	20.1	1.7	18.4	n/a
United States	534.8	573.3	(38.5)	6.4	(22.3)	(22.6)
Global	154.0	142.7	11.3	(4.1)	20.5	(5.1)

Total Consulting Services	1,000.9	1,008.0	(7.1)	4.0	16.6	(27.7)
Construction Services	298.3	249.3	49.0	-	58.5	(9.5)

Total	1,299.2	1,257.3	41.9	4.0	75.1	(37.2)

n/a = not applicable

Note: Comparative figures have been reclassified due to a realignment between Consulting Services—United States and Consulting Services—Global reportable segments.

Management’s Discussion and Analysis (unaudited) September 30, 2017	M-7	Stantec Inc.

Gross Revenue by Reportable Segment

	Three Quarters	Three Quarters		Change Due to	Change Due to	Change Due to
	Ended	Ended	Total	Net Acquisitions	Organic Growth	Foreign
(In millions of Canadian dollars)	Sept 30, 2017	Sept 30, 2016	Change	(Divestitures)	(Retraction)	Exchange
Consulting Services
Canada	891.7	884.0	7.7	10.1	(2.4)	n/a
United States	1,704.3	1,516.6	187.7	204.5	(2.6)	(14.2)
Global	455.3	268.7	186.6	170.6	19.9	(3.9)

Total Consulting Services	3,051.3	2,669.3	382.0	385.2	14.9	(18.1)
Construction Services	842.8	390.0	452.8	372.9	89.3	(9.4)

Total	3,894.1	3,059.3	834.8	758.1	104.2	(27.5)

n/a = not applicable

Note: Comparative figures have been reclassified due to a realignment between Consulting Services—United States and Consulting Services—Global reportable segments.

Total gross revenue in Q3 17 was positively impacted by the acquisitions completed in 2016 and 2017 and organic growth in our Canada and Global Consulting Services and Construction Services reportable segments. These increases were partly offset by the strengthening Canadian dollar in Q3 17 compared to Q3 16.

The following acquisitions completed in 2016 and 2017 impacted our reportable segments year to date:

Consulting Services – Canada

•	MWH Global, Inc. (MWH) (May 2016)
•	Architecture | Tkalcic Bengert (Arch | TB) (December 2016)

Consulting Services – United States

•	Bury Holdings, Inc. (Bury) (March 2016)
•	VOA Associates, Inc. (VOA) (May 2016)
•	MWH Global, Inc. (MWH) (May 2016)
•	Edwards & Zuck, P.C. and Edwards & Zuck, D.P.C. (collectively, Edwards & Zuck) (September 2016)
•	Inventrix Engineering, Inc. (Inventrix) (April 2017)
•	RNL Facilities Corporation (RNL) (July 2017)

Consulting Services – Global

•	MWH Global, Inc. (MWH) (May 2016)
•	RNL Facilities Corporation (RNL) (July 2017)

Construction Services

•	MWH Global, Inc. (MWH) (May 2016)

Consulting Services – Canada

In our Consulting Services – Canada operations, gross revenue increased 6.9% in Q3 17 compared to Q3 16 and increased 0.9% year to date in 2017 compared to year to date in 2016. Organic revenue grew 6.3% in Q3 17 compared to Q3 16 because of growth in our Mining and Power sectors and our Buildings, Water, and Infrastructure business operating units; this was partly offset by retraction in our Oil & Gas sector and Environmental Services business operating unit. In Q3 17, Buildings saw organic growth because three large public-private partnership (P3) hospital projects were awarded in late 2016 and in 2017.

In the private sector in our Energy & Resources business operating unit, our Oil & Gas sector experienced year-to-date organic revenue retraction; however, in Q3 17, retraction was much slower than in the first and second quarters. We continued to win a stream of generally smaller projects, a result of our strong client relationships and industry expertise. Strong growth in our Power sector in the Atlantic region more than offset weakness in other

Management’s Discussion and Analysis (unaudited) September 30, 2017	M-8	Stantec Inc.

parts of Canada. Mining revenues grew organically year to date compared to the same period in 2016 because we secured a major project in Q2 17.

In our Environmental Services business operating unit, we continued to see year-to-date revenue retraction compared to the same period in 2016, mainly in our Oil & Gas sector in Alberta and British Columbia. This was partly offset by growth in other provinces. With the retraction in Oil & Gas client work, now only 25% of our Canadian Environmental Services revenue comes from Oil & Gas clients.

The Infrastructure business operating unit saw growth in the Community Development sector in eastern Canada and southern Alberta; however, central and northern Alberta retracted due to the continuing weakness in the oil and gas market. Benefiting from 2016 provincial budgets that provided stimuli for infrastructure spending, our Transportation business—in particular, our Transit & Rail sector—continued to show strong year-to-date organic growth.

Our Water business operating unit has benefited from public sector infrastructure spending on water and wastewater treatment facilities. Year to date, our Canadian Water business had organic revenue growth in Ontario and British Columbia that was partly offset by a retraction in the Prairie provinces.

Our Buildings business operating unit had organic gross revenue retraction year to date compared to the same period in 2016. We saw organic growth in Ontario due to the mobilization of new project wins and retraction in the other provinces.

Consulting Services – United States

In our Consulting Services – United States operations, gross revenue increased 12.4% year to date and decreased 6.7% in Q3 17 compared to Q3 16. The decrease in the quarter resulted from foreign exchange and 3.9% organic gross revenue retraction in Q3 17 compared to Q3 16. This retraction was largely driven by our Water and Environmental Services business operating units. Water was impacted primarily by the completion of US projects and delays in project starts. Environmental Services continued to be impacted by low commodity prices and reduced capital spending. The year-to-date increase resulted from acquisition growth—particularly in our Buildings and Water business operating units—and organic gross revenue retracted by 0.2%.

Year-to-date organic gross revenue growth in our Buildings business operating unit resulted mainly from steady activity in the healthcare and commercial markets, and we saw increased opportunities in the southwestern United States, particularly in our Education sector. Our Power business saw growth year to date, assisted by renewable energy and distributed power generation, along with continued market penetration in the transmission and distribution markets.

In the private sector, the housing market is growing, specifically in Florida, Texas, and the western United States. We continued to capitalize on our expertise in environmental mitigation and to build on our remediation and recovery expertise in our Environmental Services business.

The public sector is still a growth area for us, though some uncertainty in the political and regulatory environment, notably at the federal level, remains. Partly in response to fiscal constraints, design-build opportunities increased in the United States because some clients view design-build as a more efficient project delivery method. Our North American strategic market position led to increased organic growth opportunities in Transportation, especially in the alternative project delivery (APD) market for large-scale transit projects. Our Water business continued to benefit from regulatory requirements, including consent decrees that mandate municipalities to upgrade their water and wastewater facilities; from coastal restoration and protection; and from continued efforts by public agencies and private industry to improve operational efficiency.

Management’s Discussion and Analysis (unaudited) September 30, 2017	M-9	Stantec Inc.

Consulting Services – Global

In our Consulting Services – Global operations, gross revenue increased 69.4% year to date and 7.9% in Q3 17 compared to Q3 16. Year to date, acquisition revenue increased because of the MWH acquisition. Organic gross revenue grew 14.4% in Q3 17 compared to Q3 16 and 7.4% year to date in 2017 compared to the same period in 2016. In our Environmental Services and Water business operating units, we experienced year-over-year organic revenue growth fueled by increased private sector environmental services activity in Southern Europe, higher public spending in the water sector in Australia and New Zealand, and strong water-related activity from our major utility clients in the United Kingdom. This organic revenue growth was offset by continued softness in our Mining sector and Buildings business operating unit. Because of project delays and cancellations, Mining revenue was down in Latin America and Australia where capital spending by mining companies remains depressed. Revenue in Buildings was down primarily in the Middle East, an area impacted by low energy prices and political instability.

Highlights of projects awarded in the quarter include a service contract by the European Commission to provide technical assistance on EUROCLIMA+, a program that aims to enhance environmental sustainability and climate resiliency across Latin America. Stantec will promote discussions, capacity building, knowledge management, and communication and learning within the 18 participating countries. Also during the quarter, we were contracted by Hydro Global Peru—a partnership of China Three Gorges Corporation and EDP (Energías de Portugal S.A.)—for the periodic construction supervision of the San Gaban III hydropower plant, Carabaya Province, Puno Department, in Peru. The project involves quarterly site inspections during project construction by our experienced technical team.

Construction Services

Construction Services earned $298.3 million in gross revenue in Q3 17 and $842.8 million year to date. Revenue was generated primarily in the United States and United Kingdom.

The United States generated $197.0 million in gross revenue in Q3 17 and $535.8 million year to date. In Florida, Texas, and the western United States, we had significant and steady work during the quarter on several major water and wastewater treatment plant construction projects. Also, activity increased on a major commercial contract in the western United States; under this contract, we are providing construction management and project management services for a major manufacturer.

The remaining $101.3 million in Q3 17 and $307.0 million year to date in gross revenue was earned mainly in the United Kingdom. Revenue in the United Kingdom was driven by ongoing construction activities for water utilities in the third year of the Asset Management Programme 6 (AMP6) cycle.

Management’s Discussion and Analysis (unaudited) September 30, 2017	M-10	Stantec Inc.

Gross Revenue by Consulting Services – Business Operating Units

The following charts and tables summarize gross revenue and gross revenue growth in our five Consulting Services business operating units—Buildings, Energy & Resources, Environmental Services, Infrastructure, and Water:

  Gross Revenue by Consulting Services - Business Operating Unit

	Quarter Ended Sept 30

(In millions of Canadian dollars, except %)	2017	% of Consulting Services Gross Revenue	2016	% of Consulting Services Gross Revenue	% Change in Gross Revenue 2017 vs . 2016
Consulting Services
Buildings	219.0	21.9%	202.6	20.1%	8.1%
Energy & Resources	116.4	11.6%	115.1	11.4%	1.1%
Environmental Services	174.5	17.4%	174.3	17.3%	0.1%
Infrastructure	277.9	27.8%	279.8	27.8%	(0.7%)
Water	213.1	21.3%	236.2	23.4%	(9.8%)

Total Consulting Services	1,000.9	100.0%	1,008.0	100.0%	(0.7%)

Note: Comparative figures have been reclassified due to a realignment of our organizational structure from four to five business operating units and a realignment of several business lines between our Buildings, Energy & Resources, and Infrastructure business operating units.

	Three Quarters Ended Sept 30

(In millions of Canadian dollars, except %)	2017	% of Consulting Services Gross Revenue	2016	% of Consulting Services Gross Revenue	% Change in Gross Revenue 2017 vs . 2016
Consulting Services
Buildings	685.7	22.5%	615.6	23.1%	11.4%
Energy & Resources	348.7	11.4%	309.6	11.6%	12.6%
Environmental Services	506.4	16.6%	449.8	16.9%	12.6%
Infrastructure	839.3	27.5%	799.4	29.9%	5.0%
Water	671.2	22.0%	494.9	18.5%	35.6%

Total Consulting Services	3,051.3	100.0%	2,669.3	100.0%	14.3%

Note: Comparative figures have been reclassified due to a realignment of our organizational structure from four to five business operating units and a realignment of several business lines between our Buildings, Energy & Resources, and Infrastructure business operating units.

Management’s Discussion and Analysis (unaudited) September 30, 2017	M-11	Stantec Inc.

As indicated above, gross revenue growth was impacted by acquisitions, organic revenue growth, and the effect of foreign exchange rates on revenue earned by our foreign subsidiaries. The impact that these factors had on gross revenue earned by each Consulting Services business operating unit is summarized in the following tables:

Gross Revenue by Consulting Services - Business Operating Unit

	Quarter Ended Sept 30, 2017 vs . 2016

(In millions of Canadian dollars)	Total Change	Change Due to Net Acquisitions (Divestitures)	Change Due to Organic Growth (Retraction)	Change Due to Foreign Exchange
Consulting Services
Buildings	16.4	15.5	6.1	(5.2)
Energy & Resources	1.3	(1.1)	6.6	(4.2)
Environmental Services	0.2	-	3.4	(3.2)
Infrastructure	(1.9)	-	7.7	(9.6)
Water	(23.1)	(10.4)	(7.2)	(5.5)

Total Consulting Services	(7.1)	4.0	16.6	(27.7)

Note: Comparative figures have been reclassified due to a realignment of our organizational structure from four to five business operating units and a realignment of several business lines between our Buildings, Energy & Resources, and Infrastructure business operating units.

	Three Quarters Ended Sept 30, 2017 vs . 2016

(In millions of Canadian dollars)	Total Change	Change Due to Net Acquisitions (Divestitures)	Change Due to Organic Growth (Retraction)	Change Due to Foreign Exchange
Consulting Services
Buildings	70.1	72.8	1.6	(4.3)
Energy & Resources	39.1	59.4	(17.6)	(2.7)
Environmental Services	56.6	54.5	3.2	(1.1)
Infrastructure	39.9	20.4	26.0	(6.5)
Water	176.3	178.1	1.7	(3.5)

Total Consulting Services	382.0	385.2	14.9	(18.1)

Note: Comparative figures have been reclassified due to a realignment of our organizational structure from four to five business operating units and a realignment of several business lines between our Buildings, Energy & Resources, and Infrastructure business operating units.

The following lists the acquisitions completed in 2016 and 2017 that impacted specific Consulting Services business operating units year to date:

Buildings Bury (Mar. 2016) VOA (May 2016) Edwards & Zuck (Sep. 2016)	Energy & Resources MWH (May 2016)	Infrastructure Bury (Mar. 2016) MWH (May 2016)
Arch | TB (Dec. 2016) Inventrix (Apr. 2017) RNL (July 2017)	Environmental Services MWH (May 2016)	Water MWH (May 2016)

Management’s Discussion and Analysis (unaudited) September 30, 2017	M-12	Stantec Inc.

Buildings

Because of acquisition growth, gross revenue for our Buildings business operating unit increased 8.1% in Q3 17 and 11.4% year to date in 2017 compared to the same periods in 2016. Organic revenue grew 3.0% when comparing Q3 17 to Q3 16, and organic revenue was flat year to date when comparing 2017 to 2016. The quarter’s organic revenue growth continues to benefit from increased activities on Canadian healthcare projects. Year-to-date organic revenue was impacted by the decline in the oil and gas sector, which has continued to affect private and public spending in our western Canadian and Middle Eastern operations.

In the United States, gross revenue increased partly due to strategic acquisitions completed in 2016. We experienced steady activity in the healthcare and commercial markets and saw increased opportunities in the southwestern United States, particularly in our Education sector. We also benefited from the urbanization trend across North America as inner cities are revitalized. Our Civic sector provides a range of services to respond to these needs.

Highlights of projects secured in the quarter include the design of the Colorado Rockies West Lot, a mixed-use entertainment facility—approximately 650,000 square feet (60,000 square metres)—adjacent to the Colorado Rockies baseball stadium in Denver, Colorado. The facility will include a new Hall of Fame, hotel, offices, retail and residential space, and two levels of underground parking. Stantec (in partnership with KPMB Architects) also signed a contract to provide architectural, interior design, structural, mechanical, electrical engineering, and information, communication, and automation technology (ICAT) services for a new master plan and functional program to support Project Horizon, a major expansion and renewal of the world-renowned Hospital for Sick Children, also known as SickKids, in Toronto. Project Horizon will see the construction and renovation of more than 1,500,000 square feet (139,000 square metres) on the dense urban site to accommodate improved facilities for ambulatory care, bone marrow transplant, critical care units, invasive procedure rooms, laboratory medicine, mental health, and pharmacy.

Energy & Resources

Gross revenue for our Energy & Resources business operating unit increased 1.1% in Q3 17 compared to Q3 16 and 12.6% year to date in 2017 compared to the same period in 2016. Revenue was positively impacted by acquisition growth. Organic gross revenue grew 5.7% in Q3 17 compared to Q3 16 and retracted 5.7% year to date in 2017 compared to the same period in 2016. The organic growth in Q3 17 represents a continued positive trend with growth in our Power and Mining sectors. Year to date, Mining has increased activity in Canada and Power is experiencing growth in Canada and the United States. We experienced year-to-date organic revenue retraction in our Oil & Gas sector and our US and Global Mining sector. Sustained weakness in the oil and gas sector in both Canada and the United States continued to impact our engineering services. During the quarter, our cell tower alignment business in Quebec, known as Azimuth, was sold so we could focus our business on our core strategy.

Despite a slowdown caused by uncertain market conditions, our midstream business in our Oil & Gas sector continued to be awarded new work because of our strong client relationships. In Q3 17, we received the preliminary award of a large construction management and inspection contract. We expect to begin work on this contract in 2017 and that it will extend into 2018 and 2019.

In our Power sector, we continued securing projects as a result of infrastructure improvement, environmental compliance, and resiliency requirements in the transmission and distribution and the power replacement markets. In the United States, our organic revenue growth was strong, assisted by renewable energy, plant services, and distributed energy, along with continued penetration into the transmission and distribution markets. Our Canadian Power operations were impacted by the slowdown in capital spending by oil and gas clients over the last several quarters, resulting in our operations diversifying our services to more renewable energy in Alberta, Saskatchewan, and Ontario. Our additional focus on the industrial market has provided major wins and improved backlog for our personnel.

Management’s Discussion and Analysis (unaudited) September 30, 2017	M-13	Stantec Inc.

Our Mining sector’s year-to-date organic revenue retraction is attributed primarily to the continued slowdown in the mining market, regulation changes in Indonesia that affected a major project, and clients managing their debt levels, resulting in a cautious approach to capital spending. The 2016 retraction was challenging for our Mining sector; however, the number of small and midsized capital project opportunities increased in 2017.

During the quarter, we continued to assist with the reconstruction of California’s Oroville Dam Spillway repair efforts. Work at the dam continues 24 hours every day with multiple staff on site to ensure the damaged main spillway is repaired in time for the winter weather. Stantec’s efforts include design, construction management, and biological monitoring for a replacement of a key transmission line under threat of washout from erosions caused by the spillway damage; the engineering design, construction management, and oversight of the Oroville Spillway Recovery Project; as well as the ongoing Federal Energy Regulatory Commission (FERC) relicensing (since 2000) and implementation (since 2007) for the entire Oroville Facilities Project.

Environmental Services

Gross revenue for our Environmental Services business operating unit increased 0.1% in Q3 17 compared to Q3 16 and 12.6% year to date in 2017 compared to year to date in 2016. Organic gross revenue grew 2.0% in Q3 17 compared to Q3 16 and 0.7% year to date in 2017 compared to the same period in 2016. Acquisition growth and organic growth in our Global operations positively impacted revenue year to date.

In Canada, Environmental Services gross revenue decreased year to date in 2017 compared to the same period in 2016. This was mainly due to low commodity prices and reduced capital spending, primarily in the midstream oil and gas sector, which led to delays in and cancellations of major LNG projects. Downward pressure on project fees continued, and existing large-scale projects continued to wind down. Even so, the oil and gas industry did start to show signs of stabilizing in 2017. Our North American operations continued to win a stream of generally smaller, lower-margin projects because of our strong client relationships and industry expertise. Our Canadian Environmental Services operations continued to face pricing pressure as clients reviewed their supply chain for opportunities to gain efficiencies; therefore, our margins were impacted. Organic gross revenue retraction slowed year to date as evidenced by recent wins, including some new clients and an increase in small projects. Although the oil and gas and mining markets continued to be challenged across North America, we maintained our backlog because of our strong emphasis on operations and maintenance programs and the award and execution of a few assessment projects. Offsetting the oil and gas decline was an increase in government infrastructure spending—including spending for Aboriginal communities, national parks, harbours, public transportation, and federal contaminated sites.

In the United States, organic retraction was mainly due to low commodity prices and reduced capital spending, primarily in the midstream oil and gas sector. We saw growth in our Power and Transportation sectors specifically, evidenced by airport, rail, and highway and road projects, particularly in our eastern US operations. This growth offset the oil and gas sector decline. We continued seeing strong backlog across all our primary sectors.

In our Global operations, we showed significant organic growth because of higher-than-expected project volume in Italy resulting from a significant Environmental Services contract.

Highlights of projects awarded in the quarter include a contract to conduct specialized technical studies for projects undertaken by the Los Angeles Department of Water and Power. Studies will be done for air quality, biological resources, cultural resources, hydrology and water quality, aesthetics, transportation, and noise. We will also provide environmental assessment and documentation services, assistance with permit acquisition, and mitigation monitoring.

Management’s Discussion and Analysis (unaudited) September 30, 2017	M-14	Stantec Inc.

Infrastructure

Gross revenue for our Infrastructure business operating unit decreased 0.7% in Q3 17 compared to Q3 16 due to foreign exchange; this was partly offset by organic revenue growth of 2.8% resulting from growth in our Canadian Transportation sector. Gross revenue increased 5.0% year to date in 2017 compared to the same period in 2016 because of organic revenue growth of 3.3% in 2017 compared to year to date in 2016 and because of acquisitions.

Our Community Development sector was stable year to date in 2017 compared to the same period in 2016. We perform approximately 40% of our Community Development work in Canada and approximately 60% in the United States. The Alberta economy is in the early stages of a modest recovery, but we expect it will be some time before the business volume and competitive pressure on fees softens. Except for Alberta, other parts of Canada and the United States experienced continued demand for housing, continued interest in Canadian and US urban design projects, and an increase in mixed-use commercial projects. In Canada, new opportunities to pursue interdisciplinary services due to increased government investment in infrastructure has resulted in securing wins such as the Calgary Foothills Cancer Centre and the Calgary Greenline Light Rail Transit Corridor projects. In the United States, we have a positive market dynamic in addition to a strong traditional greenfield marketplace.

Our Transportation sector saw organic growth mainly due to increased revenue across all major subsectors. Some retraction was seen in our Global and central Canadian operations because existing large-scale projects are winding down and fee structures are lower on the multiple large design-build and P3 projects we are pursuing while in the pursuit phase. Approximately 70% of our Transportation revenue was from the United States where organic growth was moderate, assisted by increased revenue in Transit & Rail. An expanding US economy and our North American strategic market position led to increased organic growth opportunities, especially in the APD market. The Transportation market was also positively influenced by localized gas tax increases in some states. Because of our maturity and prominence in that sector, we can be selective when choosing the construction consortiums we want to team with in this expanding APD market, can more easily attract top talent, and can increase our diversity. Our maturity and prominence also better position us to compete in both large and small markets.

Highlights of projects in the quarter include our Transportation team winning a contract with the Hillsborough Transit Authority to deliver self-driving vehicles and conduct pilot testing. This project, along the Marion Street transitway in downtown Tampa, Florida, includes the rollout of Coast Autonomous’s P-1 self-driving shuttle, which will be equipped with lidar sensors, stereo cameras, GPS, and V2X communications technology to transport passengers along the corridor during the day. Serving as program manager, we will also study corridor improvement needs and deliver recommendations to the client. During the quarter, we also secured a contract to provide technical advisory services to help a client expand GO Transit passenger rail service with four new train stations and a 20-kilometre (12.4-mile) extension from Oshawa to Bowmanville. In Community Development, we won a five-year contract to provide ongoing civil engineering services under the Capital Improvement Program for the City of Sunrise, Florida. Services will include planning, design, permitting, and construction oversight for infrastructure improvements to the City’s roadways and streets; overall stormwater system, water, sewer, and communication systems; parks and recreation facilities; and all public support facilities.

Water

Gross revenue for our Water business operating unit decreased 9.8% in Q3 17 compared to Q3 16, a result of foreign exchange; the May 5, 2017, divestiture of our Innovyze software business; and an organic revenue retraction of 3.0% (discussed later in this section). Gross revenue increased 35.6% year to date in 2017 compared to the same period in 2016 mainly due to acquisition growth.

Although we saw a retraction in North America in Q3 17 compared to Q3 16, year-to-date organic gross revenue grew. Growth areas for the Water business included opportunities in design for APD, coastal restoration and protection, mandated regulatory improvements, water supply portfolio planning to accommodate growth, technology applications for compliance with water quality regulatory mandates, and client operations and maintenance (O&M) efficiency.

Management’s Discussion and Analysis (unaudited) September 30, 2017	M-15	Stantec Inc.

Our Canadian operations had stable organic revenue in Q3 17 compared to Q3 16 and organic growth year to date compared to the same period in 2016 because of growth in Ontario and British Columbia. This growth was partly offset by major project completions in Alberta and slower economic conditions in the Prairie provinces (a result of the continued slowdown in natural resource revenues in Western Canada). This slowdown has impacted greenfield and brownfield investments in water and wastewater infrastructure.

During Q3 17, our US operations experienced organic revenue retraction. Our Program Management business slowed because we completed programs in Akron, Baltimore, and Colorado Springs and programs slowed temporarily in Atlanta, San Diego, and San Jose. Our APD business saw organic growth in Q3 17 compared to Q3 16. During Q3 17, organic growth in gross revenue in our global operations slowed; however, there has been modest year-over-year growth. This organic growth was due to higher public water sector spending in Australia and New Zealand. The United Kingdom also benefited from continued strong revenue volume through the UK Water Asset Management Programme 6 (AMP6) cycle. Partly offsetting this growth was retraction in our Middle East operations where infrastructure spending in the region was impacted by political uncertainty and low energy prices.

Highlights of projects won in the quarter include construction management services for the Willamette Water Supply Program, a US$1.2 billion project to develop a resilient and redundant water supply that can be sourced from the Willamette River. Project goals are to ensure that communities in Washington County, Oregon, have enough water to meet future needs and to increase the system’s reliability. We also secured a design-build services contract for the Apache Road Water Treatment Plant (for 8 million gallons of water per day, expandable to 16 million) in Buckeye, Arizona. The new plant will provide adequate potable drinking water supplies for Buckeye’s population growth. In Toronto, we secured a contract to reduce stormwater flow that enters the Scott Street pumping station’s sanitary collection system during wet weather conditions. The improvements will reduce the risk of sewers overflowing and basements flooding, as well as continue to support a high demand for growth along the City’s waterfront.

GROSS MARGIN

For a definition of gross margin, refer to the Definitions section of our 2016 Annual Report (incorporated here by reference). Gross margin as a percentage of net revenue was 53.6% in Q3 17 compared to 54.2% in Q3 16. The year-to-date gross margin was 53.7% in 2017 compared to 54.0% in 2016. Our gross margin was within our previously targeted range of 53.0% to 55.0% (set out in our 2016 Annual Report). The decrease from Q3 16 to Q3 17 resulted from a decrease in margins primarily in our Construction Services.

The following table summarizes gross margin percentages by reportable segments:

  Gross Margin by Reportable Segments

	Quarter Ended Sept 30		Three Quarters Ended Sept 30

	2017	2016	2017	2016
Consulting Services
Canada	53.5%	53.7%	53.5%	53.8%
United States	56.3%	55.9%	56.0%	54.8%
Global	57.8%	57.9%	57.3%	58.0%
Total Consulting Services	55.6%	55.5%	55.4%	54.7%
Total Construction Services	30.6%	39.2%	31.6%	38.3%

Note: Comparative figures have been reclassified due to a realignment between Consulting Services—United States and Consulting Services—Global reportable segments.

Management’s Discussion and Analysis (unaudited) September 30, 2017	M-16	Stantec Inc.

In general, gross margin fluctuations depend on the particular mix of projects in progress during any quarter and on project execution. The fluctuations reflect our business model, which is based on providing two primary service offerings—Consulting Services and Construction Services—across diverse geographic locations, business operating units (within Consulting Services), and all phases of the infrastructure and facilities project life cycle.

In Consulting Services, our US operations had higher margins in Q3 17 compared to Q3 16 and year to date in 2017 compared to year to date in 2016. This was caused mainly from the mix of projects acquired from MWH—predominantly in the Water and Energy & Resources business operating units—and in part from the scale of projects.

Margins for our Global operations were flat in Q3 17 compared to Q3 16. Year-to-date gross margins in 2017 declined compared to the same period in 2016 mainly because we had fewer higher-margin mining projects in Latin America. Gross margins were also negatively impacted by the May 5, 2017, divestiture of Innovyze, which operated at high margins.

Construction Services is a high-volume, lower-margin business that incurs more subcontractors and direct expenditures than Consulting Services. Margins decreased in Q3 17 compared to Q3 16 due to project life completion dates being extended for certain UK-based projects and higher job closeout costs on certain US-based projects. Also, a US facility management project with a lower margin had higher activity in Q3 17 compared to Q3 16.

Consulting Services can be further described by business operating unit. A table with our gross margin percentages by business operating unit follows:

Gross Margin by Consulting Services - Business Operating Unit

	Quarter Ended Sept 30		Three Quarters Ended Sept 30

	2017	2016	2017	2016
Consulting Services
Buildings	55.6%	54.6%	55.2%	54.4%
Energy & Resources	51.8%	53.8%	51.7%	50.3%
Environmental Services	57.3%	56.9%	56.9%	57.1%
Infrastructure	55.3%	53.7%	54.8%	53.5%
Water	56.8%	58.7%	57.4%	58.4%
Total Consulting Services	55.6%	55.5%	55.4%	54.7%

Note: Comparative figures have been reclassified due to a realignment of our organizational structure from four to five business operating units and a realignment of several business lines between our Buildings, Energy & Resources, and Infrastructure business operating units.

Our Buildings business operating unit had higher margins in Q3 17 compared to Q3 16 and year to date in 2017 compared to year to date in 2016 because of more project work in our higher-margin US Commercial and Education sectors as well as an increase in contract revenue on a major project in the Middle East. These increases were partly offset by a decrease in gross margins in our Canadian operations due to increased competition.

Our Energy & Resources business operating unit had higher margins year to date mainly due to the mix of projects acquired from MWH, particularly in the Waterpower & Dams sector. However, for Q3 17, gross margin decreased from Q3 16 to Q3 17 because of continued pressure from oil and gas clients to reduce rates and the low margins realized for certain construction management and inspection service contracts started in Q3 17.

Management’s Discussion and Analysis (unaudited) September 30, 2017	M-17	Stantec Inc.

Our Environmental Services business operating unit had higher margins in Q3 17 compared to Q3 16 and gross margins decreased slightly year to date in 2017 compared to the same period in 2016. The decrease year to date was mainly due to billing rate pressures and reduced subconsultant markups related to market pressures in our Oil & Gas sector in our Canadian operations. In the United States, gross margins remained relatively flat while Global gross margins grew in Q3 17 and year to date.

Our Infrastructure business operating unit had higher margins in Q3 17 compared to Q3 16 and year to date in 2017 compared to year to date in 2016 due to the mix of projects, in particular, the higher-margin projects in our Texas operations.

Our Water business operating unit had lower margins year to date and in Q3 17 compared to Q3 16 due to the May 5, 2017, divestiture of Innovyze; as a software business, Innovyze operated at high margins.

ADMINISTRATIVE AND MARKETING EXPENSES

Administrative and marketing expenses as a percentage of net revenue was 41.2% in Q3 17 and 41.1% in Q3 16. Our year-to-date administrative and marketing expenses as a percentage of net revenue was 42.2% in 2017 compared to 42.6% in 2016, falling within the expected range of 41% to 43% (set out in our 2016 Annual Report). Excluding the impact of $14.5 million in acquisition-related costs year to date in 2016, our administrative and marketing expenses as a percentage of net revenue was 42.0% in that period.

Year-to-date administrative and marketing expenses as a percentage of net revenue was lower in 2017 compared to 2016 mainly due to the decrease in acquisition-related costs incurred for the MWH acquisition (noted previously). As well, office occupancy costs decreased year to date by approximately $7 million in 2017 compared to 2016 due to consolidating our offices and optimizing our existing office space. These decreases were partly offset by higher IT software licensing costs and investments in our core infrastructure of approximately $12 million year to date. During the quarter, 17 of our offices were affected by the hurricanes that hit Texas, Louisiana, and Florida. We incurred approximately $1 million in administrative expenses associated with the impact of these storms. Also, project and financial MWH Americas integration activities of approximately $3 million were incurred because of lower utilization. Administrative and marketing expenses were impacted by an increase in the fair value of deferred share units and performance share units of $3.8 million in Q3 17 and $5.4 million year to date in 2017 compared to the same periods in 2016.

Administrative and marketing expenses fluctuate year to year because of the amount of staff time charged to marketing and administrative labor, which is influenced by the mix of projects in progress during the period, by business development, and by integration activities resulting from acquisitions. In the months after completing an acquisition, staff time charged to administration and marketing is generally higher because of integration activities, including orienting newly acquired staff.

AMORTIZATION OF INTANGIBLE ASSETS

The timing of completed acquisitions, size of acquisitions, and type of intangible assets acquired impact the amount of amortization of intangible assets in a period. Client relationships are amortized over estimated useful lives ranging from 10 to 15 years, and contract backlog and finite-lived trademarks are generally amortized over an estimated useful life of 1 to 3 years. Consequently, the impact of the amortization of contract backlog can be significant in the 4 to 12 quarters following an acquisition. Also included in intangible assets is purchased and internally generated computer software that is amortized over an estimated useful life ranging from 3 to 7 years.

Management’s Discussion and Analysis (unaudited) September 30, 2017	M-18	Stantec Inc.

The following table summarizes the amortization of identifiable intangible assets for Q3 17 and Q3 16 and year to date for 2017 and 2016:

Amortization of Intangibles	Quarter Ended Sept 30		Three Quarters Ended Sept 30

(In thousands of Canadian dollars)	2017	2016	2017	2016

Client relationships	7,023	8,450	23,227	19,962
Backlog	6,603	8,057	20,224	16,775
Software	4,018	5,984	13,071	15,256
Other	2,028	2,322	6,439	4,357
Lease disadvantage	(459)	(548)	(1,511)	(1,341)

Total amortization of intangible assets	19,213	24,265	61,450	55,009

Intangible asset amortization decreased $5.1 million in Q3 17 compared to Q3 16. This resulted mainly from a $1.6 million decrease in client relationships and software amortization due to the divestiture of Innovyze. We ceased amortizing Innovyze’s intangibles on March 31, 2017, when Innovyze was categorized as held for sale. Therefore, Q3 16 had three months of amortization related to Innovyze and Q3 17 had no amortization.

The year-to-date increase of $6.4 million from 2016 to 2017 results from an increase in client relationships, backlog, finite-life trademarks, and lease advantages from acquisitions completed in 2016. Particularly, the MWH acquisition added $315.3 million to intangible assets in 2016 (including Innovyze).

Based on the unamortized intangible asset balance remaining at the end of Q3 17, we expect our amortization expense for intangible assets for the full year 2017 to be approximately $80.0 million. The actual expense may be impacted by any new acquisitions completed after Q3 17 and fluctuations in foreign exchange.

NET INTEREST EXPENSE

Net interest expense decreased $1.3 million in Q3 17 compared to Q3 16 and $1.4 million year to date in 2017 compared to 2016. The year-to-date decrease was mainly due to a $3.9 million breakage fee on our senior secured notes in 2016. The decrease year to date and for Q3 17 compared to the same periods in 2016 was also due to a $182.6 million decrease in our outstanding long-term debt at September 30, 2017, compared to September 30, 2016, mainly because during Q2 17, we repaid $221.3 million of our revolving credit facility using the proceeds we received from the Innovyze sale. The balance outstanding on our revolving credit facility and term loan was $735.0 million at September 30, 2017, and $917.6 million at September 30, 2016. We had higher outstanding long-term debt in Q1 17 compared to Q1 16, incurred mainly for the MWH acquisition in May 2016. The average interest rate for our current revolving credit facility and term loan was approximately 3.1% at September 30, 2017, and approximately 3.0% at September 30, 2016. Our financing arrangements are further described in the Liquidity and Capital Resources section of this report.

Based on our credit balance at September 30, 2017, we estimate that a 0.5% increase in interest rates, with all other variables held constant, would have decreased net income for the first three quarters of 2017 by $2.0 million and decreased basic earnings per share (EPS) by $0.02. If the interest rate had been 0.5% lower, an equal and opposite impact on net income and basic EPS would have occurred.

Management’s Discussion and Analysis (unaudited) September 30, 2017	M-19	Stantec Inc.

FOREIGN EXCHANGE GAINS AND LOSSES

We recorded a $0.4 million foreign exchange gain in Q3 17 compared to a $0.4 million foreign exchange loss in Q3 16. These gains and losses arose from the translation of foreign-denominated assets and liabilities held in our Canadian, US, and other foreign subsidiaries. We minimize our exposure to foreign exchange fluctuations by matching foreign currency assets with foreign currency liabilities and, when appropriate, by entering into forward contracts to buy or sell foreign currencies in exchange for Canadian dollars. The foreign exchange gain reported during the quarter was caused by the volatility of daily foreign exchange rates and by the timing of the recognition and relief of foreign-denominated assets and liabilities.

We recorded a $142.6 million loss on the translation of our foreign operations in other comprehensive income in the first three quarters of 2017 compared to a $27.7 million loss in the same period in 2016. These unrealized losses arose when translating our foreign operations into Canadian dollars. The loss during the first three quarters of 2017 was primarily a result of the Canadian dollar strengthening against the US dollar—from US$0.74 at December 31, 2016, to US$0.80 at September 30, 2017.

We estimate that at September 30, 2017, a 1.0% decrease in foreign exchange rates, with all other variables held constant, would have increased net income by $2,000 for the first three quarters of 2017 and increased basic EPS by less than $0.01. If the exchange rates had increased by 1.0%, an equal and opposite impact on net loss and basic loss per share would have occurred.

INNOVYZE SALE

On May 5, 2017, we completed the sale of the shares of our software business, Innovyze, to the EQT Mid Market US fund, part of the international alternative investments firm EQT, for gross proceeds of $369.1 million (US$270 million), less working capital adjustments, resulting in net cash proceeds of $336.9 million. The working capital adjustments were finalized and settled in Q3 17 with no changes made to the Q2 17 estimates.

This sale transaction resulted in an accounting gain of $54.6 million. The gain for tax purposes was $352.6 million, which is higher than the accounting gain because the adjusted cost base (for tax purposes) of Innovyze was $9.0 million, resulting in a current tax provision of $124.1 million (further explained in the Income Taxes section of this report) and we reversed $29.6 million of deferred taxes previously recognized.

During Q2 17, the Company used the net proceeds on sale, less taxes payable and certain transaction costs, to repay its long-term debt by $221.3 million.

Management’s Discussion and Analysis (unaudited) September 30, 2017	M-20	Stantec Inc.

The following tables summarize the impact on our year-to-date results:

Impact of Innovyze Transaction

(In millions of Canadian dollars except per share amounts)	YTD

Gross proceeds	369.1
Working capital adjustments	(15.3)
Transaction costs	(16.9)

Net proceeds from sale	336.9
Net assets on close	(282.3)

Pre-tax gain on disposal	54.6

Impact on Taxes, Net Income, and EPS
Current tax provision	(124.1)
Deferred taxes previously recorded on Innovyze net assets	27.6
Deferred taxes recorded on held for sale classification	2.0

Income taxes expense	(94.5)

Impact on net income	(39.9)

Impact on EPS - basic	(0.35)

Impact on EPS - diluted	(0.35)

INCOME TAXES

Without the impact of the $94.5 million year-to-date tax expense related to the Innovyze sale, our effective income tax rate for the first three quarters of 2017 would have been 27.0% compared to 27.8% for the year ended December 31, 2016. The effective tax rate of 27.0% is based on statutory rates in jurisdictions where we operate and on our estimated earnings in each of those jurisdictions. Our effective tax rate decreased from 27.5% in Q2 17 to 27.0% due mainly to the recognition of additional research and development tax credits during the quarter.

The taxable gain on the Innovyze sale was $352.6 million, which is higher than the $54.6 million accounting gain because the adjusted cost base of Innovyze was $9.0 million. The shares of Innovyze were purchased as part of the MWH acquisition. Stantec acquired MWH in a taxable share acquisition where the tax basis of MWH’s shares was equal to the consideration paid. Special elections were not available to push down this consideration to the adjusted cost base of MWH’s subsidiaries. Therefore, the fair value of MWH’s assets purchased, including intangibles and goodwill, could not be considered in calculating the taxable gain on the Innovyze sale. In addition, for US federal tax purposes, the current tax due on the gain on the Innovyze sale was taxed as ordinary income at full US federal and state tax rates.

In September 2017, we completed a reorganization of certain global entities that aligned them under a common United Kingdom parent company. During Q3 17, we incurred a non-recurring, cash tax expense of $3.6 million primarily related to taxable capital gains realized as a result of the reorganization. As part of our long-term strategy to make our corporate tax and organizational structures more efficient, this reorganization will allow for a more efficient repatriation of profits.

We review statutory rates, uncertain tax positions, and jurisdictional earnings quarterly and adjust our estimated income tax rate accordingly.

Management’s Discussion and Analysis (unaudited) September 30, 2017	M-21	Stantec Inc.

SUMMARY OF QUARTERLY RESULTS

The following table presents selected data derived from our consolidated financial statements for each of the most recently completed quarters. This information should be read in conjunction with the applicable interim unaudited and annual audited consolidated financial statements and related notes. In Q1 17 and Q2 17, certain line items in our consolidated financial statements of income were realigned to conform with the Q3 17 year-to-date presentation and are reflected in this Summary of Quarterly Results section.

Quarterly Unaudited Financial Information

(In millions of Canadian dollars, except per share amounts)	Sept 30, 2017	Jun 30, 2017	Mar 31, 2017	Dec 31, 2016

Gross revenue	1,299.2	1,318.6	1,276.3	1,240.8
Net revenue	853.1	888.5	870.8	820.2
Net income (loss)	46.2	97.6	(58.0)	29.4
Adjusted net income (note)	61.1	57.9	45.8	40.4

Earnings (loss) per share – basic	0.41	0.86	(0.51)	0.26
Earnings (loss) per share – diluted	0.40	0.85	(0.51)	0.26
Adjusted EPS – basic (note)	0.54	0.51	0.40	0.35
Adjusted EPS – diluted (note)	0.54	0.51	0.40	0.35

	Sept 30, 2016	Jun 30, 2016	Mar 31, 2016	Dec 31, 2015

Gross revenue	1,257.3	1,046.6	755.4	710.4
Net revenue	872.2	777.4	628.6	567.4
Net income	49.3	21.2	30.6	25.3
Adjusted net income (note)	63.0	39.5	37.6	32.7

EPS – basic	0.43	0.20	0.33	0.27
EPS – diluted	0.43	0.20	0.32	0.27
Adjusted EPS – basic (note)	0.55	0.37	0.40	0.35
Adjusted EPS – diluted (note)	0.55	0.37	0.40	0.34

Quarterly earnings per share (EPS) and basic and diluted adjusted EPS are not additive and may not equal the annual EPS reported. This is a result of the effect of shares issued on the weighted average number of shares. Quarterly and annual diluted EPS and adjusted diluted EPS are also affected by the change in the market price of our shares since we do not include in dilution options when the exercise price of the option is not in the money.

Note: Adjusted net income and adjusted basic and diluted EPS are non-IFRS measures and are further discussed in this report and the Definitions section of our 2016 Annual Report.

Management’s Discussion and Analysis (unaudited) September 30, 2017	M-22	Stantec Inc.

The table below compares quarters, summarizing the impact of net acquisition growth/divestitures, organic growth, and foreign exchange rates on gross revenue:

Gross Revenue

(In millions of Canadian dollars)	Q 3 17 vs. Q3 16	Q 2 17 vs. Q2 16	Q1 17 vs. Q1 16	Q4 16 vs. Q4 15

Increase (decrease) in gross revenue due to
Net acquisition growth (divestitures)	4.0	200.5	553.6	563.7
Organic growth (retraction)	75.1	47.4	(18.3)	(31.3)
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	(37.2)	24.1	(14.4)	(2.0)

Total net increase in gross revenue	41.9	272.0	520.9	530.4

Q4 16 vs. Q4 15. During Q4 16, net income increased $4.1 million, or 16.2%, from Q4 15, and adjusted diluted EPS for Q4 16 increased $0.01, or 2.9%, from Q4 15. Net income for Q4 16 was positively impacted by a decrease in depreciation expense as a percentage of net revenue. This decrease is a result of a decrease in additions to property and equipment as a percentage of net revenue over the last two years and the fact that MWH had less depreciation as a percentage of net revenue compared to legacy Stantec. This was partly offset by an increase in amortization of intangible assets resulting from acquisitions and an increase in our net interest expense due to an increase in our outstanding long-term debt, mainly for the MWH acquisition. In addition, the effective interest rate decreased from 28.0% at Q3 16 to 27.8% at Q4 16. Our gross margin increased—from 54.1% in Q4 15 to 54.5% in Q4 16. This increase was due to higher margins in the mix of projects acquired from MWH. Our administrative and marketing expenses as a percentage of net revenue increased—from 43.7% in Q4 15 to 44.3% in Q4 16—mainly because of higher professional fees and marketing and business development labor as a percentage of net revenue.

Q1 17 vs. Q1 16. During Q1 17, we had a net loss of $58.0 million compared to a net income of $30.6 million in Q1 16. Adjusted diluted EPS was $0.40 in both Q1 16 and Q1 17. Our results were impacted by a deferred tax charge of $90.4 million related to the potential sale of Innovyze. In accordance with IFRS, because the sale was probable at March 31, 2017, in Q1 17, we recorded a deferred tax liability and expense relating to the value of our net investment in Innovyze. If we had excluded this impact, our net income for Q1 17 would have increased 5.9%—from $30.6 million in Q1 16 to $32.4 million in Q1 17. Gross margin was 53.9% in both Q1 16 and Q1 17. Administrative and marketing expenses as a percentage of net revenue increased—from 43.2% in Q1 16 to 43.3% in Q1 17—mainly due to marketing and business development labor costs and integration activities resulting from the MWH acquisition. Amortization of intangible assets increased $12.7 million and interest expense increased $4.5 million from Q1 16 to Q1 17; both increases resulted primarily from the MWH acquisition.

Q2 17 vs. Q2 16. During Q2 17, we had a net income of $97.6 million compared to a net income of $21.2 million in Q2 16. Adjusted diluted EPS was $0.51, an increase of $0.14, or 37.8%, from Q2 16. Our results, impacted by the Innovyze sale, resulted in an after-tax gain of $50.5 million in Q2 17. If we had excluded this impact, our net income for Q2 17 would have been $47.1 million, an increase of $25.9 million from Q2 16. Our results were positively impacted by organic growth of 4.5% in Q2 17 compared to Q2 16. Gross margin decreased—from 53.6% in Q2 16 to 53.5% in Q2 17. Our administrative and marketing expenses as a percentage of net revenue decreased—from 43.9% in Q2 16 to 42.1% in Q2 17—primarily due to Q2 16 acquisition-related costs associated with the MWH acquisition; without these costs, administrative and marketing expenses as a percentage of net revenue for Q2 16 would have been 42.6%. Items impacting Q2 17 administrative and marketing expenses include lower occupancy costs, offset by MWH America’s integration costs and higher IT licensing and operating costs. The amortization of intangible assets decreased $1.2 million and interest expense increased $4.6 million.

Management’s Discussion and Analysis (unaudited) September 30, 2017	M-23	Stantec Inc.

Statements of Financial Position

The following table highlights the major changes to assets, liabilities, and equity since December 31, 2016:

Balance Sheet Summary

(In millions of Canadian dollars)	Sept 30, 2017	Dec 31, 2016	$ Change	% Change

Total current assets	1,615.2	1,582.5	32.7	2.1%
Property and equipment	208.0	213.9	(5.9)	(2.8%)
Goodwill	1,547.8	1,828.1	(280.3)	(15.3%)
Intangible assets	277.4	449.5	(172.1)	(38.3%)
Other financial assets	180.3	160.1	20.2	12.6%
All other assets	55.3	50.6	4.7	n/m

Total assets	3,884.0	4,284.7	(400.7)	(9.4%)

Current portion of long-term debt	197.0	91.9	105.1	114.4%
All other current liabilities	913.9	980.9	(67.0)	(6.8%)

Total current liabilities	1,110.9	1,072.8	38.1	3.6%

Long-term debt	613.0	928.6	(315.6)	(34.0%)
Net employee defined benefit liability	34.9	50.5	(15.6)	(30.9%)
Deferred tax liabilities	66.0	79.6	(13.6)	(17.1%)
All other liabilities	174.1	176.7	(2.6)	(1.5%)
Equity	1,881.8	1,975.7	(93.9)	(4.8%)
Non-controlling interests	3.3	0.8	2.5	n/m

Total liabilities and equity	3,884.0	4,284.7	(400.7)	(9.4%)

n/m = not meaningful

Refer to the Liquidity and Capital Resources section of this report for an explanation of the changes in current assets and current liabilities.

Overall, the carrying amounts of assets and liabilities for our US subsidiaries on our consolidated statements of financial position decreased because of the strengthening Canadian dollar—from US$0.74 at December 31, 2016, to US$0.80 at September 30, 2017. Other factors that impacted our long-term assets and liabilities are outlined in the following paragraphs.

Goodwill and intangible assets decreased as a result of completing the Innovyze sale on May 5, 2017. Most notably, we sold $194.4 million of goodwill and $95.1 million of intangible assets. Other financial assets increased mainly because of an increase in investments held for self-insured liabilities and holdbacks on long-term contracts.

Total current and long-term debt decreased, a result of a decrease in our revolving credit facility, a $62.6 million decrease in notes payable from prior-year acquisitions, and a $12.7 million decrease in finance lease obligations. In accordance with our Credit Facility Agreement, we were required to pay down our debt with the net proceeds of the Innovyze sale (less taxes payable and certain transaction costs), which reduced our revolving credit facility by $221.3 million. This payment was partly offset by additional funds drawn from our revolving credit facility during the quarter. Deferred tax liabilities decreased due to the Innovyze sale.

Management’s Discussion and Analysis (unaudited) September 30, 2017	M-24	Stantec Inc.

The net employee defined liability decreased due to foreign exchange and regular contributions, and, during Q3 17, we voluntarily accelerated contributions to our defined benefit pension plans by $8.2 million.

Our shareholders’ equity decreased mainly due to a $131.9 million loss in other comprehensive income resulting from $142.6 million of unrealized losses on the translation of our foreign subsidiaries. This was partly offset by $13.8 million of realized cumulative exchange loss that was reclassified out of equity on the disposition of Innovzye. Shareholders’ equity also decreased because of $42.7 million in dividends declared year to date and $14.4 million spent to repurchase 465,713 shares in Q2 17 under our Normal Course Issuer Bid through the Toronto Stock Exchange. These decreases were partly offset by $85.8 million in net income earned in the first three quarters of 2017, $5.8 million in share options exercised for cash, and $3.6 million expensed for share-based compensation.

Liquidity and Capital Resources

We are able to meet our liquidity needs through a variety of sources, including cash generated from operations, long- and short-term borrowings from our $800 million revolving credit facility, and the issuance of common shares. We use funds primarily to pay operational expenses; complete acquisitions; sustain capital spending on property, equipment, and software; repay long-term debt; and pay dividend distributions to shareholders.

We believe that internally generated cash flows, supplemented by borrowings if necessary, will be sufficient to cover our normal operating and capital expenditures. We also believe that the design of our business model (explained in the Management’s Discussion and Analysis in our 2016 Annual Report) reduces the impact of changing market conditions on operating cash flows. However, under certain favorable market conditions, we do consider issuing common shares to facilitate acquisition growth or to reduce borrowings under our Credit Facilities. This was the case for the MWH acquisition: we financed the acquisition through the net proceeds of both a public offering and funds drawn from our Credit Facilities (defined and further described in the Capital Management section of this report).

We continue to limit our exposure to credit risk by placing our cash and short-term deposits in—and, when appropriate, by entering into derivative agreements with—high-quality credit institutions. Investments held for self-insured liabilities include bonds, equities, and term deposits. We mitigate risk associated with these bonds, equities, and term deposits through the overall quality and mix of our investment portfolio.

WORKING CAPITAL

The following table summarizes working capital information at September 30, 2017, compared to December 31, 2016:

(In millions of Canadian dollars, except ratio)	Sept 30, 2017	Dec 31, 2016	$ Change

Current assets	1,615.2	1,582.5	32.7
Current liabilities	(1,110.9)	(1,072.8)	(38.1)
Working capital (note)	504.3	509.7	(5.4)
Current ratio (note)	1.45	1.48	n/a

note: Working capital is calculated by subtracting current liabilities from current assets. Current ratio is calculated by dividing current assets by current liabilities. Both are non-IFRS measures and are further discussed in the Definitions section of our 2016 Annual Report.

n/a = not applicable

Overall, the carrying amounts of current assets and liabilities for our US subsidiaries on our consolidated statements of financial position decreased because of the strengthening Canadian dollar. Other factors that impacted our current assets and liabilities are outlined in the following paragraphs.

Management’s Discussion and Analysis (unaudited) September 30, 2017	M-25	Stantec Inc.

Current assets increased primarily because of a $58.2 million increase in trade and other receivables and unbilled revenue. These increases in current assets were partly offset by a decrease of $12.5 million in cash and cash equivalents. Current other assets decreased mainly due to the maturity of bonds in our investments held for self-insured liabilities.

Gross revenue trade receivables increased by $6.4 million, or 0.8%, from December 31, 2016, to September 30, 2017. During the same period, our gross trade receivables in the over-90-day aging categories increased by $15.5 million or 11.5%. This increase is due to the mix of clients who, in certain cases, were given extended payment terms. This mix of clients may impact our trade receivables aging categories going forward. We reduce our gross revenue trade receivables with an allowance for doubtful accounts that is calculated using historical statistics for collection and loss experience. We also allow for specific projects based on our best estimate of an allowance after assessing the collectability of the outstanding receivables balance.

Investment in trade and other receivables and in unbilled revenue decreased from 88 days at December 31, 2016, to 87 days at September 30, 2017. This decrease occurred mainly in our Environmental Services business operating unit. As well, compared to Consulting Services, our Construction Services business has lower overall investment in trade and other receivables and in unbilled revenue (53 days at September 30, 2017).

Current liabilities increased primarily due to reclassifying $150.0 million of our term loan from long-term to current since tranche A of our term loan is due May 6, 2018. (Without reclassifying, our current ratio would have been 1.64) The increase was offset by a $42.2 million decrease in trade and other payables that is mainly attributable to the timing of payroll and payments for annual employee short-term incentive award payments. Deferred revenue decreased by $20.3 million mainly due to Construction Services starting work that we collected advance payments for. As well, the current portion of our long-term debt decreased because of a $39.5 million decrease in the current portion of notes payable for past acquisitions, a $5.2 million decrease in provisions for project-related claims due to the timing of claims payable, and a $5.5 million decrease in current finance lease obligations.

CASH FLOWS

Our cash flows from and used in operating, investing, and financing activities are reflected in the consolidated statements of cash flows and summarized in the following table:

	Quarter Ended September 30			Three Quarters Ended September 30

(In millions of Canadian dollars)	2017	2016	Change	2017	2016	Change

Cash flows from operating activities	42.3	59.2	(16.9)	118.4	80.5	37.9
Cash flows (used in) from investing activities	(45.6)	(45.1)	(0.5)	88.7	(1,107.7)	1,196.4
Cash flows from (used in) financing activities	9.4	(47.8)	57.2	(200.4)	1,084.9	(1,285.3)

Cash Flows from Operating Activities

Cash flows from operating activities are impacted by the timing of acquisitions, particularly the timing of payments for acquired trade and other payables, which includes short-term employee incentive awards. The increase in cash flows from operating activities year to date in 2017 compared to the same period in 2016 resulted from an increase in cash receipts from clients due to acquisition growth. This increase in cash inflows was partly offset by an increase in cash outflows paid to employees, which in turn was caused by an increase in the number of employees and short-term incentive awards paid year to date. As well, cash paid to suppliers increased because of acquisition growth and the timing of various payments. Income taxes paid decreased by $6.9 million mainly due to paying less in tax instalments, and income taxes recovered increased by $4.6 million due to a refund of an overpayment of 2016 tax instalments.

Management’s Discussion and Analysis (unaudited) September 30, 2017	M-26	Stantec Inc.

Cash Flows from Investing Activities

Cash flows from investing activities increased year to date in 2017 compared to the same period in 2016, mainly due to the receipt of $336.6 million (net of cash sold) from the Innovyze sale and a decrease in cash outflow for business acquisitions. We used $1.1 billion year to date in 2016 to pay cash consideration for acquisitions (mainly MWH) and notes payable for prior-year acquisitions compared to $71.7 million year to date in 2017. These increases in cash inflows were partly offset by an income tax instalment of $124.2 million paid on the sale of Innovyze. We also had less cash inflow from other financial assets since last year we received $13.3 million related to the liquidation of a trust acquired from MWH.

We are primarily a professional services organization; therefore, we are not capital intensive. In the past, we made capital expenditures mostly for items such as leasehold improvements, computer equipment and software, furniture, and other office and field equipment. Property and equipment and software purchases totalled $48.6 million year to date in 2017 compared to $47.8 million year to date in 2016. During the remainder of 2017, we plan to continue investing in enhancements to our information technology infrastructure and enterprise systems; this will optimize and streamline business processes and prepare us for continued growth. Year to date, we financed property and equipment and software purchases through cash flows from operations.

In the Management’s Discussion and Analysis in our 2016 Annual Report, we indicated that in 2017 we expected to spend approximately $15.0 million in software additions and approximately $75.0 million in property and equipment, excluding capital assets acquired from acquisitions. During the quarter, we revised the property and equipment estimate to $65.0 million because we have effectively managed our capital expenditure costs.

Cash Flows Used in Financing Activities

Cash flows used in financing activities increased year to date in 2017 compared to the same period in 2016, mainly due to a $135.6 million net cash outflow for the payment of our revolving credit facility in 2017 compared to a net cash inflow of $578.5 million in 2016. In 2017, we used $221.3 million from the proceeds of the Innovyze sale to reduce our revolving credit facility. In 2016, we had a net cash inflow of $580.3 million from the issuance of shares, as well as a net cash inflow of $569.1 million from the settlement of our old revolving credit facility and senior secured notes and from funds drawn on our new revolving credit facility and term loans. The increase in cash used in financing for 2017 year to date compared to 2016 year to date was also due to an additional $8.0 million outflow for the payment of dividends. These increases were partly offset by a decrease of $3.8 million paid to repurchase shares for cancellation under our Normal Course Issuer Bid.

CAPITAL MANAGEMENT

We manage our capital structure by maintaining a net debt to EBITDA ratio of less than 2.5 to 1.0. At September 30, 2017, our net debt to EBITDA ratio was 1.38, calculated on a trailing four-quarter basis. Based on an adjusted EBITDA, our net debt to adjusted EBITDA was 1.57. There may be occasions when we exceed our target by completing opportune acquisitions that increase our debt level for a period of time.

In 2016, we entered into an agreement for $1.25 billion syndicated senior secured credit facilities (Credit Facilities) consisting of a senior secured revolving credit facility in the maximum amount of $800 million and a $450 million term loan in three tranches. The revolving credit facility expires on May 6, 2021, and may be repaid from time to time at our option. The facility is available for future acquisitions, working capital needs, and general corporate purposes. Tranches A and B of the term loan were drawn in Canadian funds of $150 million each (due May 6, 2018, and May 6, 2019, respectively), and tranche C was drawn in US funds of $116.7 million (due May 6, 2020). On May 5, 2017, we reached an agreement to extend the maturity date of our $800 million senior secured revolving credit facility from May 6, 2020, to May 6, 2021, and to redenominate tranche C of our $450 million senior secured term loan from US funds of $116.7 million to Canadian funds of $160.0 million. Transaction costs for the Credit Facilities were $9.4 million, and these will be amortized over the life of the facilities.

Management’s Discussion and Analysis (unaudited) September 30, 2017	M-27	Stantec Inc.

The Credit Facilities may be drawn in Canadian dollars as either a prime rate loan or a bankers’ acceptance, in US dollars as either a US-base rate or a LIBOR advance, or, in the case of the revolving credit facility, in British pound sterling or euros as a LIBOR advance and by way of letters of credit. These facilities bear interest at the reference rate, plus an applicable margin ranging from 0.00% to 2.75%, depending on the nature of the loan drawn and our leverage ratio (a non-IFRS measure). We will also have available additional currencies under the revolving credit facility on a case-by-case basis, depending on availability from lenders at the time of the drawdown. As security for the obligations under these facilities, Stantec and certain of our subsidiaries granted lenders a first-ranking security interest over all present and after-acquired assets, property, and undertakings, subject to customary carve-outs.

The funds available under the revolving credit facility are reduced by any outstanding letters of credit issued pursuant to the facility agreement. At September 30, 2017, $468.1 million was available in our revolving credit facility for future activities.

We are subject to financial and operating covenants related to our Credit Facilities. Failure to meet the terms of one or more of these covenants constitutes a default, potentially resulting in accelerated repayment of our debt obligation. In particular, we are required to satisfy the following at all times: (1) our leverage ratio must not exceed 3.0 to 1.0, except in the case of a material acquisition when our leverage ratio must not exceed 3.5 to 1.0 for a period of four complete quarters following the acquisition and (2) our interest coverage ratio must not be less than 3.0 to 1.0. Leverage ratio and interest coverage ratio are defined in the Definition of Non-IFRS Measures section of this report.

We were in compliance with all of these covenants as at and throughout the period ended September 30, 2017.

Other

OUTSTANDING SHARE DATA

At September 30, 2017, 113,899,196 common shares and 4,525,717 share options were outstanding. From October 1, 2017, to November 8, 2017, 45,928 share options were exercised and no share options were forfeited. At November 8, 2017, 113,945,124 common shares and 4,479,789 share options were outstanding.

CONTRACTUAL OBLIGATIONS

As part of our continuing operations, we enter into long-term contractual arrangements from time to time. The following table summarizes the contractual obligations due on our long-term debt, operating and finance lease commitments, purchase and service obligations, and other obligations at September 30, 2017, on a discounted basis.

Contractual Obligations

	Payment Due by Period

(In millions of Canadian dollars)	Total	Less than 1 Year	1–3 Years	4–5 Years	After 5 Years

Debt	801.3	190.7	333.4	276.8	0.4
Interest on debt	55.3	22.2	28.1	5.0	-
Operating leases	1,040.6	179.1	301.8	205.1	354.6
Finance lease obligation	10.4	7.3	3.1	-	-
Purchase and service obligations	56.0	17.3	28.1	10.6	-
Other obligations	47.1	10.4	15.6	0.9	20.2

Total contractual obligations	2,010.7	427.0	710.1	498.4	375.2

Management’s Discussion and Analysis (unaudited) September 30, 2017	M-28	Stantec Inc.

For further information regarding the nature and repayment terms of our long-term debt, refer to the Cash Flows from Financing Activities and Capital Management sections of this report and notes 12 and 18 of our unaudited interim consolidated financial statements for the quarter ended September 30, 2017.

Our operating lease commitments include future minimum rental payments under non-cancellable agreements for office space. Our purchase and service obligations include enforceable and legally binding agreements to purchase future goods and services. Our other obligations include amounts payable under our deferred share unit plan and amounts payable for performance share units issued under our Long-Term Incentive Program. Failure to meet the terms of our operating lease commitments may constitute a default, potentially resulting in a lease termination payment, accelerated payments, or a penalty as detailed in each lease agreement. The previous table does not include obligations to fund defined benefit pension plans, although we make regular contributions. Funding levels are monitored regularly and reset with triennial funding valuations performed for the pension plans’ board of trustees. During the third quarter, we voluntarily accelerated contributions to our defined benefit pension plans by $8.2 million. The Company expects to contribute $20.5 million to the pension plans in fiscal 2017.

OFF-BALANCE SHEET ARRANGEMENTS

As of September 30, 2017, we had off-balance-sheet financial arrangements relating to letters of credit for $59.5 million that expire at various dates before October 2018. These—including the guarantee of certain office rental obligations—were issued in the normal course of operations. We also provide indemnifications and, in limited circumstances, guarantees. These are often standard contractual terms and are provided to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing transactions. As part of the normal course of operations, our surety facilities allow the issuance of bonds for certain types of project work. At September 30, 2017, $604.6 million in bonds—expiring at various dates before December 2021—were issued under these surety facilities. This balance relates mainly to our construction business, which requires construction and performance bonds. These bonds are intended to provide owners with financial security to complete their construction project in the event of default.

FINANCIAL INSTRUMENTS AND MARKET RISK

At September 30, 2017, the nature and extent of our use of financial instruments and the risks associated with these instruments did not change materially from those described in the Financial Instruments and Market Risk section of our 2016 Annual Report (incorporated here by reference).

RELATED-PARTY TRANSACTIONS

We have subsidiaries that are 100% owned and structured entities that are consolidated in our financial statements. From time to time, we enter into transactions with associated companies, joint ventures, and joint operations. These transactions involve providing or receiving services and are entered into in the normal course of business. Key management personnel—including the chief executive officer (CEO), chief financial officer (CFO), chief operating officer (COO), chief business officer (CBO), and executive vice presidents—have the authority and responsibility for planning, directing, and controlling the activities of the Company. We pay compensation to key management personnel and directors in the normal course of business.

From time to time, we guarantee the obligation of a subsidiary or structured entity regarding lease agreements or project services. Also from time to time, we guarantee a subsidiary or structured entity’s obligations to a third party pursuant to an acquisition agreement. Transactions with subsidiaries, structured entities, associated companies, joint ventures, and key management personnel are further described in note 21 of our unaudited interim consolidated financial statements for the quarter ended September 30, 2017, and notes 13 and 34 of our audited consolidated financial statements for the year ended December 31, 2016 (included in our 2016 Annual Report and incorporated here by reference).

Management’s Discussion and Analysis (unaudited) September 30, 2017	M-29	Stantec Inc.

Outlook

The outlook for fiscal 2017 is based on our expectations described in our 2016 Annual Report in the Outlook section (incorporated here by reference). An update to our outlook targets described on pages M-58 and M-59 of the 2016 Annual Report is provided on page M-4 of this report. At September 30, 2017, our geographic outlooks had not changed materially from those described on pages M-59 to M-63 of the 2016 Annual Report.

We expect to achieve a long-term average annual compound growth rate for gross revenue of 15% through a combination of acquisition and organic growth. For 2017, we anticipate continued economic improvement in the United States; increased infrastructure spending in both Canada and the United States; increased spending in the water and wastewater sector; strong spending growth in the US transportation sector; a modest improvement in the energy and resource sectors compared to 2016; continued support for APD methods, including public-private partnerships (P3s), in Canada with increasing opportunities for APD in the United States; and modest global economic growth offset by a moderate slowdown in the Canadian housing market.

For the MWH integration, we expect to continue to review various segments of MWH’s business, and we anticipate these segments will become fully integrated into Stantec’s legacy business by the end of 2017. We expect that the integration of some of the Global operations will extend into 2018. Construction Services will not be integrated into Stantec’s Consulting Services platform and will continue to be reported as a separate segment of our business. Management believes synergies associated with revenue opportunities and cross-selling capabilities, as well as back-office functions, are progressing and expect to be realized as we move through the integration phases.

Our business operates in a highly diverse infrastructure and facilities market in North America and globally that consists of many technical disciplines, market sectors, client types, and industries in both the private and public sectors. This gives us the flexibility to adapt to changing market conditions in a timely manner. Our results may fluctuate from quarter to quarter, depending on variables such as project mix, economic factors, and integration activities related to acquisitions in a quarter.

Our overall outlook is based in part on an update of the underlying assumptions found in the Outlook section of the Management’s Discussion and Analysis in our 2016 Annual Report. The Caution Regarding Forward-Looking Statements section of this Management’s Discussion and Analysis outlines these updated assumptions.

Critical Accounting Estimates, Developments, and Measures

CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in accordance with IFRS requires us to make various estimates and assumptions. However, future events may result in significant differences between estimates and actual results. There has been no significant changes in our critical accounting estimates in Q3 17 from those described in our 2016 Annual Report under the heading Critical Accounting Estimates, Developments, and Measures and in note 5 of our December 31, 2016, audited consolidated financial statements (incorporated here by reference), except for a change in the useful lives of certain property and equipment as further described in note 2 of our interim consolidated financial statements for the quarter ended September 30, 2017 (incorporated here by reference).

DEFINITION OF NON-IFRS MEASURES

This Management’s Discussion and Analysis includes references to and uses measures and terms that are not specifically defined in IFRS and do not have any standardized meaning prescribed by IFRS. These measures and terms are working capital, current ratio, EBITDA, net debt to EBITDA, leverage ratio, interest coverage ratio, backlog, adjusted EBITDA, and adjusted earnings per share (EPS). These non-IFRS measures may not be comparable to similar measures presented by other companies.

Management’s Discussion and Analysis (unaudited) September 30, 2017	M-30	Stantec Inc.

For the first three quarters ended September 30, 2017, there has been no significant change in our description of non-IFRS measures from that included in our 2016 Annual Report under the heading Critical Accounting Estimates, Developments, and Measures (incorporated here by reference), except for adding adjusted net income as further described below. For more information, refer to the discussion in our 2016 Annual Report.

We currently use net income as a measure of overall profitability. Management defines adjusted net income as follows:

Adjusted Net Income is net (loss) income as prescribed by IFRS, adjusted to exclude the amortization of acquisition-related intangibles, acquisition-related costs, out-of-ordinary course severance, and gains or losses on property and equipment, sale of subsidiaries, the rebalancing of our investments held for self-insured liabilities, and tax expense as a result of a reorganization. There is no directly comparable IFRS measure for adjusted net income; the most directly comparable measure is net (loss) income.

We believe this non-IFRS measure is useful for providing securities analysts, investors, and other interested parties with additional information to assist them in understanding components of our financial results (including a more complete understanding of factors and trends affecting our operating performance) and to provide supplemental measures of operating performance, thus highlighting trends that may not otherwise be apparent when relying solely on IFRS financial measures. During the third quarter of 2017, we amended the definition of adjusted net income to exclude tax expense as a result of a reorganization since we believe that by excluding this item we can better represent the operating performance of our Company. All historical amounts presented have been restated using this new definition.

The tables that follow provide a reconciliation of net income to EBITDA and adjusted EBITDA, and a reconciliation of net income to adjusted net income and EPS to adjusted EPS.

Management’s Discussion and Analysis (unaudited) September 30, 2017	M-31	Stantec Inc.

	Quarter Ended Sept 30		Three Quarters Ended Sept 30

(In thousands of Canadian dollars, except per share amounts)	2017	2016	2017	2016

Net income for the period	46,132	49,269	85,760	101,061
Add back:
Income taxes	21,244	18,148	145,983	39,302
Net interest expense	6,413	7,667	20,225	21,598
Depreciation of property and equipment	13,765	13,794	41,239	36,398
Amortization of intangible assets	19,213	24,265	61,450	55,009

EBITDA	106,767	113,143	354,657	253,368

Acquisition-related costs	131	282	443	14,523
Loss (gain) on sale of property and equipment	27	248	(188)	643
Gain on Innovyze sale (note 4)	-	-	(54,576)	-

Adjusted EBITDA	106,925	113,673	300,336	268,534

	Quarter Ended Sept 30		Three Quarters Ended Sept 30

(In thousands of Canadian dollars, except per share amounts)	2017	2016	2017	2016

Net income for the period	46,132	49,269	85,760	101,061
Add back:
Amortization of intangible assets related to acquisitions (note 1)	11,258	13,385	35,316	28,246
Acquisition-related costs (note 2)	97	206	323	10,457
Loss (gain) on sale of property and equipment (note 3)	19	181	(137)	463
Gain on Innovyze sale (note 4)	-	-	39,971	-
Tax expense on reorganization of legal entities (note 5)	3,600	-	3,600	-

Adjusted net income	61,106	63,041	164,833	140,227

Weighted average number of shares outstanding - basic	113,841,129	113,930,264	114,005,332	104,659,351
Weighted average number of shares outstanding - diluted	114,122,270	114,245,008	114,339,901	105,024,751

Adjusted earnings per share

Adjusted earnings per share - basic	0.54	0.55	1.45	1.34
Adjusted earnings per share - diluted	0.54	0.55	1.44	1.34

note 1: The add back of intangible amortization relates only to the amortization from intangible assets acquired through acquisitions and excludes the amortization of software purchased by Stantec. This amount for the quarter ended Sept 30, 2017, is net of tax of $3,937 (2016 - $4,926). For the three quarters ended Sept 30, 2017, this amount is net of tax of $13,062 (2016 - $11,139).

note 2: For the quarter ended Sept 30, 2017, net of tax $34 (2016 - $76). For the three quarters ended Sept 30, 2017, net of tax $120 (2016 - $4,066).

note 3: For the quarter ended Sept 30, 2017, net of tax of $8 (2016 - $67). For the three quarters ended Sept 30, 2017, net of tax (recovery) ($51) (2016 - $180).

note 4: Refer to the Innovyze sale section for further details.

note 5: Refer to the Income Taxes section for further details.

Management’s Discussion and Analysis (unaudited) September 30, 2017	M-32	Stantec Inc.

RECENT ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2017, we adopted the following amendments (further described in note 6 of our December 31, 2016, annual consolidated financial statements and note 4 of our September 30, 2017, unaudited interim consolidated financial statements):

•	Recognition of Deferred Tax Assets for Unrealized Losses (Amendments to IAS 12)

•	Disclosure Initiative (Amendments to IAS 7)

•	Annual Improvements (2014-2016 Cycle) (Amendments to IFRS 12 Disclosure of Interests in Other Entities)

Adopting these amendments had no impact on our financial position or performance.

FUTURE ADOPTIONS

Standards, amendments, and interpretations that we reasonably expect to be applicable at a future date and intend to adopt when they become effective are described in note 4 of our September 30, 2017, unaudited interim consolidated financial statements (incorporated here by reference).

Controls and Procedures

Evaluation of Disclosure Controls and Procedures. Our CEO and CFO evaluated our disclosure controls and procedures (defined in the US Securities Exchange Act Rules 13a–15(e) and 15d–15(e)) as of the end of the period covered by this quarterly report. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of such date.

Changes in Internal Controls over Financial Reporting. Except as described below, there has been no change in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rules 13a–15 or 15d–15 under the Securities Exchange Act of 1934 that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. During the quarter ended September 30, 2017, we continued the process of merging and integrating the MWH Global business into our overall internal control over financial reporting process.

Risk Factors

For the first three quarters ended September 30, 2017, there has been no significant change in our risk factors from those described in our 2016 Annual Report; the risk factors are incorporated here by reference.

Subsequent Events

NORTH STATE RESOURCES, INC.

On October 27, 2017, we acquired all the assets and business of North State Resources, Inc. (NSR), increasing our staff count by approximately 60 people. NSR is based in Redding, California, and has additional offices in Sacramento and Chico, California. NSR provides expertise in physical, biological, and environmental sciences. This addition will enhance our Environmental Services business operating unit.

DIVIDENDS

On November 8, 2017, we declared a cash dividend of $0.1250 per share payable on January 11, 2018, to shareholders of record on December 29, 2017.

Management’s Discussion and Analysis (unaudited) September 30, 2017	M-33	Stantec Inc.

Caution Regarding Forward-Looking Statements

Our public communications often include written or verbal forward-looking statements within the meaning of the US Private Securities Litigation Reform Act and Canadian securities laws. Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions or courses of action and include financial outlook or future-oriented financial information. Any financial outlook or future-oriented financial information in this Management’s Discussion and Analysis has been approved by management of Stantec. Such financial outlook or future-oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future.

Forward-looking statements may involve but are not limited to comments with respect to our objectives for 2017 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, or the results of or outlook for our operations. Statements of this type may be contained in filings with securities regulators or in other communications and are contained in this report. Forward-looking statements in this report include but are not limited to the following:

•	The discussion of our overall outlook in the Outlook section, including but not limited to our plan to achieve a compound average growth rate of 15% through a combination of organic and acquisition growth

•	Our short-term, annual, and long-term targets and expectations for our regional and business operating units in the Results Compared to 2017 Targets and Gross and Net Revenue sections

•	Our belief that we will meet our 2017 annual targets (excluding the impact of the Innovyze sale)

•	Our expectation on the timing for completing the MWH integration and the expected synergies and efficiencies of the combined business in the Outlook section

•	Our expectations regarding economic trends, industry trends, and commodity prices in the sectors and regions we operate in

•	Our expectations for the costs of software additions and property and equipment for 2017

•	Our expectations for our amortization expense for 2017

•	Our expectations that our corporate reorganization completed in the quarter will make our tax and organizational structures more efficient.

•	Our expectations regarding our sources of cash and ability to meet our normal operating and capital expenditures in the Liquidity and Capital Resources section of this report.

•	Our expectations for contributions to pension plans in 2017

These describe the management expectations and targets by which we measure our success and assist our shareholders in understanding our financial position as at and for the periods ended on the dates presented in this report. Readers are cautioned that this information may not be appropriate for other purposes.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate. We caution readers of this report not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements. Future outcomes relating to forward-looking statements may be influenced by many factors and material risks. For the quarter ended September 30, 2017, there has been no significant change in our risk factors from those described in our 2016 Annual Report; the risk factors are incorporated by reference.

Management’s Discussion and Analysis (unaudited) September 30, 2017	M-34	Stantec Inc.

Assumptions

In determining our forward-looking statements, we consider material factors, including assumptions about the performance of the Canadian, US, and various international economies in 2017 and their effect on our business. The assumptions we made at the time of publishing our annual targets and outlook for 2017 are listed in the Outlook section beginning on page M-58 of our 2016 Annual Report. The following information updates and, therefore, supersedes those assumptions.

•	To establish our level of future cash flows, we assumed that the Canadian dollar would be US$0.77 in 2017. We also assumed that our average interest rate would remain relatively stable in 2017 compared to 2016. The Canadian dollar closed at US$0.80 at September 30, 2017, and closed at US$0.74 at December 31, 2016. The average interest rate for our revolving credit facility and term loan was 3.07% at September 30, 2017, compared to 3.1% at December 31, 2016. To establish our effective income tax rate, we assumed the tax rate substantially enacted at the time we prepared our targets for 2017 for the countries we operate in, primarily Canada and the United States. Our effective tax rate was 27.0% at September 30, 2017, compared to 27.8% for the year ended December 31, 2016 (further explained in the Income Taxes section of this report).

•	As stated in our 2016 Annual Report, the Bank of Canada forecasted that GDP growth would be 2.0% and the overnight target rate would be 0.50% in 2017. The GDP forecast for 2017 has since been revised to 2.8%.

•	In our 2016 Annual Report, the average price of WTI crude oil—according to the US Energy Information Administration—was forecasted to be $52.50 in 2017 compared to an average of $43.33 in 2016. The Administration forecasted that US crude oil production would average 9.0 million barrels a day in 2017 compared to an average of 8.9 million barrels a day in 2016. These forecasts have since been revised to an average of $48.89 and 9.25 million barrels a day in 2017.

•	As stated in our 2016 Annual Report, the US Congressional Budget Office forecasted that real GDP growth would be 2.4% in 2017. The GDP forecast for 2017 has since been revised to 2.2%.

•	In our 2016 Annual Report, we noted that according to the National Association of Home Builders (NAHB) in the United States, seasonally adjusted annual rates of total housing starts in the United States were expected to increase to 1,239,000 units in 2017 from the expected 1,162,000 units in 2016. This forecast has since been revised to an expected 1,234,000 units in 2017 from 1,176,000 units in 2016.

•	The Canadian dollar is expected to remain stable or depreciate from its current level given the anticipated increases in the US federal funds rate. This forecast has since been revised: the Canadian dollar is expected to remain stable relative to its current level given the 0.25 increase in the Bank of Canada benchmark rate from 0.50 to 0.75 during Q3 17.

The preceding list of assumptions is not exhaustive. Investors and the public should carefully consider these factors, other uncertainties, and potential events, as well as the inherent uncertainty of forward-looking statements, when relying on these statements to make decisions with respect to our Company. The forward-looking statements contained here represent our expectations as of November 8, 2017, and, accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time. In the case of the ranges of expected performance for fiscal 2017, our current practice is to evaluate and, where we deem appropriate, provide updates. However, subject to legal requirements, we may change this practice at any time at our sole discretion.

Management’s Discussion and Analysis (unaudited) September 30, 2017	M-35	Stantec Inc.

Consolidated Statements of Financial Position

(Unaudited)

(In thousands of Canadian dollars)	Notes	September 30 2017 $	December 31 2016 $

ASSETS	12
Current
Cash and cash equivalents	7	198,430	210,903
Cash in escrow	7	8,721	8,844
Trade and other receivables	8	802,454	806,417
Unbilled revenue		483,982	421,829
Income taxes recoverable		49,271	46,705
Prepaid expenses		53,392	62,253
Other financial assets	11	13,367	20,890
Other assets		5,610	4,679

Total current assets		1,615,227	1,582,520
Non-current
Property and equipment		208,042	213,931
Goodwill	9	1,547,766	1,828,061
Intangible assets	10	277,423	449,530
Investments in joint ventures and associates		10,279	9,220
Deferred tax assets		27,272	26,195
Other financial assets	11	180,349	160,056
Other assets		17,634	15,155

Total assets		3,883,992	4,284,668

LIABILITIES AND EQUITY
Current
Trade and other payables		666,177	718,197
Deferred revenue		187,402	201,766
Income taxes payable		5,634	1,795
Long-term debt	12	197,007	91,876
Provisions	13	28,732	36,011
Other financial liabilities		2,577	2,378
Other liabilities	14	23,418	20,795

Total current liabilities		1,110,947	1,072,818
Non-current
Long-term debt	12	612,953	928,586
Provisions	13	82,159	80,664
Net employee defined benefit liability		34,890	50,490
Deferred tax liabilities		65,987	79,592
Other financial liabilities		9,041	7,591
Other liabilities	14	82,931	88,427

Total liabilities		1,998,908	2,308,168

Shareholders’ equity
Share capital	15	875,580	871,822
Contributed surplus	15	20,681	18,736
Retained earnings		950,149	917,883
Accumulated other comprehensive income		35,359	167,287

Total shareholders’ equity		1,881,769	1,975,728

Non-controlling interests		3,315	772

Total liabilities and equity		3,883,992	4,284,668

See accompanying notes

F-1	Stantec Inc.

Consolidated Statements of Income

(Unaudited)

		For the quarter ended September 30		For the three quarters ended September 30
(In thousands of Canadian dollars, except per share amounts)	Notes	2017 $	2016 $	2017 $	2016 $

Gross revenue		1,299,181	1,257,313	3,894,122	3,059,338
Less subconsultant/subcontractor and other direct expenses		446,107	385,101	1,281,800	781,152

Net revenue		853,074	872,212	2,612,322	2,278,186
Direct payroll costs	19	395,411	399,139	1,209,972	1,049,068

Gross margin		457,663	473,073	1,402,350	1,229,118
Administrative and marketing expenses	5,15,19	351,655	358,255	1,102,644	971,562
Depreciation of property and equipment		13,765	13,794	41,239	36,398
Amortization of intangible assets		19,213	24,265	61,450	55,009
Net interest expense	12	6,413	7,667	20,225	21,598
Other net finance expense		3,047	1,991	6,597	5,643
Share of income from joint ventures and associates		(845)	(688)	(2,830)	(1,764)
Foreign exchange (income) loss		(415)	428	(252)	493
Gain on disposition of a subsidiary	6	-	-	(54,576)	-
Other income		(2,546)	(56)	(3,890)	(184)

Income before income taxes		67,376	67,417	231,743	140,363

Income taxes
Current		886	15,456	29,268	36,365
Current tax on disposition of subsidiary	6	-	-	124,053	-
Deferred		20,358	2,692	22,168	2,937
Deferred tax on disposition of subsidiary	6	-	-	(29,506)	-

Total income taxes		21,244	18,148	145,983	39,302

Net income for the period		46,132	49,269	85,760	101,061

Weighted average number of shares outstanding - basic		113,841,129	113,930,264	114,005,332	104,659,351

Weighted average number of shares outstanding - diluted		114,122,270	114,245,008	114,339,901	105,024,751

Shares outstanding, end of period		113,899,196	113,945,237	113,899,196	113,945,237

Earnings per share
Basic		0.41	0.43	0.75	0.97

Diluted		0.40	0.43	0.75	0.96

See accompanying notes

F-2	Stantec Inc.

Consolidated Statements of Comprehensive (Loss) Income

(Unaudited)

	For the quarter ended September 30			For the three quarters ended September 30

(In thousands of Canadian dollars)	Note	2017 $	2016 $	2017 $	2016 $

Net income for the period		46,132	49,269	85,760	101,061

Other comprehensive income (loss) (All items may be reclassified to net income in subsequent periods)

Exchange differences on translation of foreign operations		(61,318)	28,235	(142,626)	(27,741)
Realized exchange difference on disposition of a subsidiary	6	-	-	13,775	-
Unrealized loss on foreign currency hedge		-	-	-	(10,244)
Reclassification of realized loss on foreign currency hedge		-	-	-	10,244
Net unrealized (loss) gain on available-for-sale financial assets		(1,619)	2,486	(645)	3,746
Net realized gain on available-for-sale financial assets transferred to income		(1,865)	-	(2,487)	-
Income tax effect on available-for-sale financial assets		61	(44)	55	(66)

Other comprehensive (loss) income for the period, net of tax		(64,741)	30,677	(131,928)	(24,061)

Total comprehensive (loss) income for the period, net of tax		(18,609)	79,946	(46,168)	77,000

See accompanying notes

F-3	Stantec Inc.

Consolidated Statements of Shareholders’ Equity

(Unaudited)

	Shares Outstanding (note 15)	Share Capital (note 15)	Contributed Surplus (note 15)	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
(In thousands of Canadian dollars, except shares outstanding)	#	$	$	$	$	$

Balance, December 31, 2015	94,435,898	289,118	15,788	852,725	165,629	1,323,260

Net income				101,061		101,061
Other comprehensive loss					(24,061)	(24,061)
Total comprehensive income (loss)				101,061	(24,061)	77,000
Share options exercised for cash	118,164	2,271				2,271
Share-based compensation expense			3,173			3,173
Shares repurchased under Normal Course Issuer Bid (note 15)	(572,825)	(1,754)	(95)	(16,361)		(18,210)
Shares issued, net of transaction costs (note 15)	19,964,000	578,061		-		578,061
Reclassification of fair value of share options previously expensed		630	(630)			-
Dividends declared (note 15)				(36,196)		(36,196)

Balance, September 30, 2016	113,945,237	868,326	18,236	901,229	141,568	1,929,359

Balance, December 31, 2016	114,081,229	871,822	18,736	917,883	167,287	1,975,728

Net income				85,760		85,760
Other comprehensive loss					(131,928)	(131,928)
Total comprehensive income (loss)				85,760	(131,928)	(46,168)
Share options exercised for cash	283,680	5,798				5,798
Share-based compensation expense			3,556			3,556
Shares repurchased under Normal Course Issuer Bid (note 15)	(465,713)	(3,572)	(79)	(10,757)		(14,408)
Reclassification of fair value of share options previously expensed		1,532	(1,532)			-
Dividends declared (note 15)				(42,737)		(42,737)

Balance, September 30, 2017	113,899,196	875,580	20,681	950,149	35,359	1,881,769

  See accompanying notes

F-4	Stantec Inc.

Consolidated Statements of Cash Flows

(Unaudited)

		For the quarter ended September 30		For the three quarters ended September 30
(In thousands of Canadian dollars)	Notes	2017 $	2016 $	2017 $	2016 $

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Cash receipts from clients		1,239,820	1,271,540	3,819,646	3,085,992
Cash paid to suppliers		(546,923)	(559,854)	(1,750,591)	(1,304,395)
Cash paid to employees		(642,116)	(643,130)	(1,902,369)	(1,642,452)
Interest received		-	794	2,098	3,736
Interest paid		(6,337)	(6,633)	(20,975)	(23,154)
Finance costs paid		(2,952)	(1,960)	(7,016)	(5,389)
Income taxes paid		(13,205)	(12,119)	(38,865)	(45,717)
Income taxes recovered		13,991	10,545	16,427	11,865

Cash flows from operating activities	20	42,278	59,183	118,355	80,486

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Business acquisitions, net of cash acquired	5	(22,778)	(23,299)	(71,691)	(1,063,259)
Cash in escrow	7	(5,408)	-	(5,408)	(7,667)
Dividend distributions from investments in joint ventures and associates		33	19	1,541	591
Purchase of investments held for self-insured liabilities		(1,280)	(1,388)	(2,925)	(6,572)
Decrease (increase) in other financial assets		133	-	(491)	13,030
Proceeds from lease inducements		481	-	2,660	1,961
Proceeds on disposition of a subsidiary, net of cash sold	6	(327)	-	336,598	-
Income taxes paid on disposition of subsidiary	6	-	-	(124,186)	-
Purchase of intangible assets		(1,743)	(3,987)	(4,724)	(4,967)
Purchase of property and equipment		(15,250)	(16,588)	(43,872)	(42,877)
Proceeds on disposition of property and equipment		506	169	1,179	2,066

Cash flows (used in) from investing activities		(45,633)	(45,074)	88,681	(1,107,694)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Repayment of revolving credit facility	6,12	(24,477)	(38,842)	(388,657)	(177,382)
Proceeds from revolving credit facility		50,475	4,790	253,027	430,902
Repayment of senior secured notes		-	-	-	(125,000)
Proceeds from term loan		-	-	-	450,000
Repayment of other long-term debt		(2,165)	-	(2,165)	-
Transaction costs on long-term debt		-	-	-	(9,373)
Payment of finance lease obligations		(1,682)	(1,602)	(12,697)	(13,099)
Repurchase of shares for cancellation	15	-	-	(14,408)	(18,210)
Proceeds from issue of share capital		1,425	679	5,798	606,182
Transaction costs for issue of shares		-	-	-	(25,850)
Payment of dividends to shareholders	15	(14,226)	(12,814)	(41,333)	(33,293)

Cash flows from (used in) financing activities	20	9,350	(47,789)	(200,435)	1,084,877

Foreign exchange (loss) gain on cash held in foreign currency		(11,094)	594	(19,074)	(1,924)

Net (decrease) increase in cash and cash equivalents		(5,099)	(33,086)	(12,473)	55,745
Cash and cash equivalents, beginning of the period		203,529	156,173	210,903	67,342

Cash and cash equivalents, end of the period	7	198,430	123,087	198,430	123,087

See accompanying notes

F-5	Stantec Inc.

Index to the Notes to the Unaudited Interim

Condensed Consolidated Financial Statements

Note		Page

1	Corporate Information	F-7

2	Basis of Preparation	F-7

3	Basis of Consolidation	F-8

4	Recent Accounting Pronouncements and Changes to Accounting Policies	F-8

5	Business Acquisitions	F-10

6	Disposition of a Subsidiary	F-13

7	Cash and Cash Equivalents	F-14

8	Trade and Other Receivables	F-14

9	Goodwill	F-15

10	Intangible Assets	F-16

11	Other Financial Assets	F-16

12	Long-term Debt	F-17

13	Provisions	F-19

14	Other Liabilities	F-21

15	Share Capital	F-21

16	Fair Value Measurements	F-23

17	Financial Instruments	F-24

18	Capital Management	F-26

19	Employee Costs	F-26

20	Cash Flow Information	F-27

21	Related-Party Disclosures	F-28

22	Segmented Information	F-28

23	Events after the Reporting Period	F-31

Notes to the Unaudited Interim Condensed Consolidated Financial Statements September 30, 2017	F-6	Stantec Inc.

Notes to the Unaudited Interim Condensed

Consolidated Financial Statements

1. CORPORATE INFORMATION

The interim condensed consolidated financial statements (consolidated financial statements) of Stantec Inc. (the Company) for the three quarters ended September 30, 2017, were authorized for issue in accordance with a resolution of the Company’s Audit and Risk Committee on November 8, 2017. The Company was incorporated under the Canada Business Corporations Act on March 23, 1984. Its shares are traded on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE) under the symbol STN. The Company’s registered office is located at 10160 – 112 Street, Edmonton, Alberta. The Company is domiciled in Canada.

The Company is a provider of comprehensive professional services in the area of infrastructure and facilities for clients in the public and private sectors. The Company’s services include engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, construction services, project management, and project economics, from initial project concept and planning through to design, construction, commissioning, maintenance, decommissioning, and remediation.

2. BASIS OF PREPARATION

These consolidated financial statements for the three quarters ended September 30, 2017, were prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting. The consolidated financial statements do not include all information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Company’s December 31, 2016, annual consolidated financial statements.

The accounting policies adopted when preparing the Company’s consolidated financial statements are consistent with those followed when preparing the Company’s annual consolidated financial statements for the year ended December 31, 2016, except for the following:

•	Adoption of amendments to IAS 12 Income Taxes (described in note 4)
•	Adoption of amendments to IAS 7 Statement of Cash Flows (described in note 4)
•	Adoption of Annual Improvements (2014-2016 Cycle) related to IFRS 12 Disclosure of Interests in Other Entities (described in note 4)

The preparation of these consolidated financial statements requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue, and expenses. Actual results may differ from these estimates. The significant judgments made by management when applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Company’s December 31, 2016, annual consolidated financial statements, except for the useful lives of certain property and equipment. Based on a review of the underlying nature, physical use, and technological lives of the assets, effective January 1, 2017, depreciation is calculated at annual rates designed to write off the costs of assets over their estimated useful lives on a straight-line basis as follows:

	Estimated lives	Declining balance prior to 2017
Engineering equipment	5 to 10 years	20% to 30%
Office equipment	5 to 10 years	20% to 30%
Other	5 to 50 years	10% to 30%

Management believes that the change in the estimates better represents the use of the property and equipment and the change was applied prospectively. The effect of the related change in estimates is a decrease of consolidated depreciation expense of $861,000 for the third quarter of 2017 and a decrease of $906,000 for the three quarters

Notes to the Unaudited Interim Condensed Consolidated Financial Statements September 30, 2017	F-7	Stantec Inc.

ended September 30, 2017. It is impracticable to determine the amount of the effect in future periods since depreciation expense is impacted by additions and disposals.

3. BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company, its subsidiaries, and its structured entities as at September 30, 2017.

Subsidiaries and structured entities are fully consolidated from the date of acquisition, which is the date the Company obtains control, and continue to be consolidated until the date that this control ceases. The financial statements of the subsidiaries and structured entities are prepared as at September 30, 2017. All intercompany balances are eliminated.

Joint ventures and associates are accounted for using the equity method, and joint operations are accounted for by the Company recognizing its share of assets, liabilities, revenue, and expenses of the joint operation.

4. RECENT ACCOUNTING PRONOUNCEMENTS AND CHANGES TO ACCOUNTING POLICIES

Recently adopted

The following amendments have been adopted by the Company effective January 1, 2017. The adoption of these amendments did not have an impact on the financial position or performance of the Company.

•	In January 2016, the International Accounting Standards Board (IASB) issued Recognition of Deferred Tax Assets for Unrealized Losses (Amendments to IAS 12). The amendments clarify requirements for the recognition of deferred tax assets for unrealized losses on debt instruments measured at fair value. These amendments are effective January 1, 2017, retrospectively, subject to certain exceptions.

•	In January 2016, the IASB issued Disclosure Initiative (Amendments to IAS 7). These amendments clarify IAS 7, improving the information provided to users of financial statements about an entity’s financing activities. These amendments are effective January 1, 2017, with earlier application permitted. The additional disclosures required by the amendments are included in note 20.

•	In December 2016, the IASB issued Annual Improvements (2014-2016 Cycle) which amended IFRS 12 Disclosure of Interests in Other Entities to clarify the scope of disclosures. The amendments clarify that the disclosure requirements in IFRS 12, other than those in paragraphs B10 to B16, apply to an entity’s held-for-sale interests. The Company has adopted the amendments retrospectively.

Future adoptions

The standards, amendments, and interpretations issued before 2017 but not yet adopted by the Company have been disclosed in note 6 of the Company’s December 31, 2016, annual consolidated financial statements. The Company is currently considering the impact of adopting these standards, amendments, and interpretations on its consolidated financial statements and cannot reasonably estimate the effect at this time, except as specifically mentioned below:

•	In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers (IFRS 15). In April 2016, the IASB issued amendments to clarify the standard and provide additional transition relief for modified contracts and completed contracts. IFRS 15 applies to all revenue contracts with customers and provides a model for the recognition and measurement of the sale of some non-financial assets such as property, plant, and equipment, and intangible assets. It sets out a five-step model for revenue recognition and applies to all industries. The core principle is that revenue should be recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration that the entity expects to be entitled to in exchange for those goods or services. IFRS 15 requires numerous disclosures, such as the disaggregation of total revenue, disclosures about performance obligations, changes in contract asset and liability account balances, and key judgments and estimates. In addition, the accounting for loss-making contracts will fall under the onerous contracts guidance in IAS 37 Provisions, Contingent Liabilities and Contingent Assets. The Company has established a cross-functional IFRS 15 implementation team that provides regular updates to the Audit and Risk Committee, including reports about the progress made on the project’s detailed work plan.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements September 30, 2017	F-8	Stantec Inc.

Major provisions of IFRS 15 include determining which goods and services are distinct and require separate accounting (performance obligations), determining the total transaction price, estimating and recognizing variable consideration, identifying and accounting for contract modifications, and determining whether revenue should be recognized at a point in time or over time (including guidance on measuring the stage of completion). The Company is currently assessing and quantifying the potential effect of these requirements on its consolidated financial statements, including the timing of revenue recognition. It is also in the process of finalizing policies and practices for estimating variable consideration and applying the constraint thereto. At this time, the Company expects to continue to recognize revenue over time for fixed-fee and variable-fee-with-ceiling contracts by referring to the stage of completion. For the majority of its time-and-material contracts without stated ceilings, the Company currently expects to apply a practical expedient which allows the recognition of revenue in the amount for which it has the right to invoice, consistent with current practices for such contracts. Because the Company is currently assessing IFRS 15, the above explanation may not fully describe the potential effect of IFRS 15 on the Company’s accounting policies and is subject to change with new facts and circumstances.

The mandatory effective date of IFRS 15 is January 1, 2018, and the standard may be adopted using a full retrospective or modified retrospective approach. The Company currently intends to select the modified retrospective approach which results in the cumulative effect of adoption being recognized at the date of initial application. A preliminary assessment of required internal controls has been completed and is subject to finalization and appropriate approval. The Company has not yet quantified the financial reporting impact of adopting this standard. The Company is in the final stages of completing its technical impact assessment and delivering education to stakeholders and is in the process of performing detailed contract reviews.

•	In July 2014, the IASB issued IFRS 9 Financial Instruments (IFRS 9) to introduce new requirements for the classification and measurement of financial assets and financial liabilities, including derecognition. IFRS 9 requires that all financial assets be subsequently measured at amortized cost or fair value. The new standard also requires that changes in fair value attributable to a financial liability’s credit risk be presented in other comprehensive income, not in profit or loss. In addition, it includes a single expected-loss impairment model and a reformed approach to hedge accounting. This standard is effective on or after January 1, 2018, retrospectively, subject to certain exceptions.

The Company is assessing the impacts of the application of IFRS 9 on its interim and annual financial statements. Included in this assessment is the impact the new expected loss impairment model will have on the timing of recognition of the allowance for doubtful accounts and unbilled revenue. The actual impact cannot reasonably be estimated as this depends on the positions as at December 31, 2017 and the economic conditions at that time as well as judgements in applying forward looking factors. The Company is also assessing the impact on the investments held for self-insured liabilities which consist of equity securities and bonds. IFRS 9 will lead to additional disclosures to credit risk and expected credit losses.

•	In January 2016, the IASB issued IFRS 16 Leases (IFRS 16) to introduce a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17 Leases (IAS 17). The new standard is effective for annual periods beginning on or after January 1, 2019. IFRS 16 will replace IAS 17 and some lease-related interpretations. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

The following additional interpretation was issued in 2017 and will be effective in future years. The Company is currently considering the impact of adopting this interpretation on its consolidated financial statements and cannot reasonably estimate the effect at this time.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements September 30, 2017	F-9	Stantec Inc.

•	In June 2017, the International Financial Reporting Interpretations Committee (IFRIC) issued IFRIC 23 Uncertainty over Income Tax Treatments (IFRIC 23). This interpretation addresses how to reflect the effects of uncertainty in accounting for income tax. When there is uncertainty over income tax treatments under IAS 12 Income Taxes, IFRIC 23 is to be applied when determining taxable profit (tax loss), tax bases, unused tax losses, unused tax credits, and tax rates. This interpretation is effective January 1, 2019, retrospectively, subject to certain exceptions.

5. BUSINESS ACQUISITIONS

Acquisitions are accounted for under the acquisition method of accounting, and the results of operations since the respective dates of acquisition are included in the consolidated statements of income. From time to time, as a result of the timing of acquisitions in relation to the Company’s reporting schedule, certain estimates of fair values of assets and liabilities acquired may not be finalized at the initial time of reporting. These estimates are completed after the vendors’ final financial statements have been prepared and accepted by the Company, after detailed project portfolio reviews are performed, and when the valuations of intangible assets and other assets and liabilities acquired are finalized. The preliminary fair values are based on management’s best estimates of the acquired identifiable assets and liabilities at the acquisition date. During a measurement period not to exceed one year, adjustments to the initial estimates may be required to finalize the fair value of assets and liabilities acquired. The Company will revise comparative information if these measurement period adjustments are material.

The consideration paid for acquisitions may be subject to price adjustment clauses included in the purchase agreements and may extend over a number of years. At each consolidated statement of financial position date, these price adjustment clauses are reviewed. This may result in an increase or decrease of the notes payable consideration (recorded on the acquisition date) to reflect either more or less non-cash working capital than was originally recorded. Since these adjustments are a result of facts and circumstances occurring after the acquisition date, they are not considered measurement period adjustments.

For some acquisitions, additional payments may be made to the employees of an acquired company that are based on the employees’ continued service over an agreed time period. These additional payments are not included in the purchase price. They are expensed as compensation when services are provided by the employees.

Acquisitions in 2016

During 2016, the Company acquired all the shares and business of Bury Holdings, Inc. (Bury); MWH Global, Inc. (MWH); VOA Associates, Inc. (VOA); Edwards and Zuck, P.C. and Edwards and Zuck Consulting Engineers, D.P.C. (collectively called Edwards & Zuck); and all the assets of Architecture | Tkalcic Bengert (Arch | TB).

The preliminary fair values of the net assets recognized in the Company’s consolidated financial statements were based on management’s best estimates of the acquired identifiable assets and liabilities at the acquisition date. For the three quarters ended September 30, 2017, management finalized the fair value assessment for all assets and liabilities acquired from VOA, Bury, Edwards & Zuck and MWH. For the VOA, Bury and Edwards & Zuck acquisitions, no adjustments were required to the initial estimates of the fair value of assets and liabilities acquired. For the MWH acquisition, all adjustments required, from the initial estimates of the fair value of net assets acquired to their final fair value, were recorded in 2016. These adjustments, as well as the final MWH purchase price allocation to all identifiable assets and liabilities acquired, are disclosed in note 7 of the Company’s December 31, 2016, annual consolidated financial statements. For Arch | TB, the fair value estimates are still preliminary. There were no material measurement period adjustments recorded in the three quarters ended September 30, 2017.

Acquisitions in 2017

On April 28, 2017, the Company acquired certain assets and liabilities of Inventrix Engineering, Inc. (Inventrix) for cash consideration and notes payable. Inventrix, based in Seattle, Washington, provides expertise in mechanical engineering. This addition enhances the Company’s Buildings business operating unit in the United States. The consideration was allocated to the fair value of assets and liabilities acquired.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements September 30, 2017	F-10	Stantec Inc.

On July 28, 2017, the Company acquired all the shares and business of RNL Facilities Corporation (RNL) for cash consideration and notes payable. RNL, based in Denver, Colorado, has additional offices in Phoenix, Arizona; Los Angeles, California; Washington, DC; and Abu Dhabi, United Arab Emirates. RNL provides expertise in architecture, interior design, urban design, and landscaping. This addition enhances the Company’s Buildings business operating unit.

Consideration for assets acquired and liabilities assumed

Details of the consideration transferred and the fair value of the identifiable assets and liabilities acquired at the date of acquisition are as follows:

For acquisitions completed year to date

Total
(In thousands of Canadian dollars)	$

Cash consideration	18,183
Notes payable	6,656

Consideration	24,839

Assets and liabilities acquired
Cash acquired	5,433
Non-cash working capital	945
Property and equipment	690
Intangible assets
Client relationships	2,816
Contract backlog	1,997
Lease advantages	129
Other	96
Provisions	(147)
Long-term debt	(96)
Deferred income taxes	(821)

Total identifiable net assets at fair value	11,042
Goodwill arising on acquisitions	13,797

Consideration	24,839

Other information

Trade receivables assumed from acquired companies are recognized at fair value at the time of acquisition. In the first three quarters of 2017, trade receivables acquired as at the time of acquisition had a fair value of $7,944,000 and gross value of $8,217,000.

Goodwill consists of the value of expected synergies arising from an acquisition, the expertise and reputation of the assembled workforce acquired, and the geographic location of the acquiree. Goodwill relating to acquisitions completed in 2017 added to our Consulting Services – US and Consulting Services – Global cash generating units (CGUs). For all acquisitions completed during the first three quarters of 2017, $18,707,000 of goodwill and intangible assets are deductible for income tax purposes.

As a result of the Inventrix and RNL acquisitions, the Company assumed commitments for operating leases of approximately $8,000,000, with remaining lease terms of up to 6 years. Future sublease payments expected to be received under noncancellable sublease agreements are $132,000.

The fair values of provisions are determined at the acquisition date. These liabilities relate to claims that are subject to legal arbitration and onerous contracts. For acquisitions completed in the first three quarters of 2017, the Company assumed $230,000 in provisions for claims. At the reporting date, provisions for claims outstanding relating to all prior acquisitions were reassessed and determined to be $18,307,000, based on their expected probable outcome. Certain of these claims are indemnified by the acquiree (note 11).

Notes to the Unaudited Interim Condensed Consolidated Financial Statements September 30, 2017	F-11	Stantec Inc.

For business combinations that occurred in 2017, the gross revenue earned in 2017, since the acquired entities’ acquisition dates, is $8,162,000. The Company integrates the operations and systems of acquired entities shortly after the acquisition date; therefore, it is impracticable to disclose the acquiree’s earnings in its consolidated financial statements since the acquisition date.

If the business combinations that occurred in 2017 had taken place at the beginning of 2017, gross revenue from continuing operations for 2017 would have been $3,923,567,000 and profit from continuing operations would have been $85,938,000.

In 2017, directly attributable acquisition-related costs of $443,000 have been expensed and are included in administrative and marketing expenses. These costs consist primarily of legal, accounting, and financial advisory fees and costs directly related to acquisitions.

Consideration paid and outstanding

Details of the consideration paid for current and past acquisitions are as follows:

(In thousands of Canadian dollars)	For the quarter ended September 30 2017 $	For the three quarters ended September 30 2017 $

Cash consideration (net of cash acquired)	11,315	12,750
Payments on notes payable from previous acquisitions	11,463	58,941

Total net cash paid	22,778	71,691
Total notes payable and adjustments to these obligations are as follows:
(In thousands of Canadian dollars)		September 30 2017 $

Balance, beginning of period		122,365
Additions for acquisitions in the period		6,656
Other adjustments		(3,195)
Payments		(58,941)
Interest		825
Impact of foreign exchange		(5,523)

Total notes payable		62,187

Notes to the Unaudited Interim Condensed Consolidated Financial Statements September 30, 2017	F-12	Stantec Inc.

6. DISPOSITION OF A SUBSIDIARY

On May 5, 2017, the Company completed the sale of the shares of Innovyze, Inc. along with its subsidiaries Innovyze Pty Limited and Innovyze Limited (collectively, Innovyze). Innovyze was acquired as part of the MWH acquisition and formed part of the Company’s Consulting Services – US and Consulting Services – Global reportable segments. Innovyze was sold for gross proceeds of $369,090,000 (US$270,000,000), less working capital adjustments, resulting in cash proceeds of $336,871,000. As a result of the sale, the Company recognized the following gain on disposition in the consolidated statements of income:

(In thousands of Canadian dollars)	$

Gross proceeds	369,090
Working capital adjustments	(15,335)
Transaction costs	(16,884)

Net proceeds from sale	336,871

Net assets disposed	(268,520)
Cumulative exchange loss on translating foreign operations reclassified from equity	(13,775)

Gain on disposal of a subsidiary	54,576

In accordance with the Credit Facilities agreement (note 12), the Company used the net proceeds on sale, less taxes payable and certain transaction costs (all as defined in the relevant agreements), to repay its long-term debt by $221,278,000.

As a result of the close of the sale, in the second quarter of 2017, current tax expense of $124,053,000 was recognized in the consolidated statements of income calculated pursuant to US tax legislation. In addition, $29,580,000 of deferred taxes were recognized in the consolidated statements of income, primarily related to deferred taxes, previously recorded on Innovyze net assets.

The major categories of assets and liabilities of Innovyze that were disposed of were as follows:

(In thousands of Canadian dollars)	$

Assets
Cash and cash equivalents	273
Trade and other receivables	3,300
Unbilled revenue	224
Prepaid expenses	182
Property and equipment	327
Goodwill	194,432
Intangibles
Client relationships	70,956
Trademarks - indefinite	6,087
Software	18,036

Total assets disposed	293,817
Liabilities
Trade and other payables	13,677
Deferred revenue	10,116
Income taxes payable	1,364
Provisions	96
Other financial liabilities	44

Total liabilities disposed	25,297

Net assets disposed	268,520

Notes to the Unaudited Interim Condensed Consolidated Financial Statements September 30, 2017	F-13	Stantec Inc.

7. CASH AND CASH EQUIVALENTS

The Company’s policy is to invest cash in excess of operating requirements in highly liquid investments. For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of the following:

(In thousands of Canadian dollars)	September 30 2017 $	September 30 2016 $

Cash	193,823	140,195
Unrestricted investments	4,607	3,326

Cash and deposits	198,430	143,521
Bank indebtedness	-	(20,434)

Cash and cash equivalents	198,430	123,087

Unrestricted investments consist of short-term bank deposits with initial maturities of three months or less.

At September 30, 2017, and pursuant to acquisition agreements, $8,721,000 (US$6,994,000) was held in escrow accounts. These escrow funds cover potential indemnification claims and will be settled in accordance with an escrow agreement. A corresponding obligation was recorded on acquisition and is included in notes payable.

8. TRADE AND OTHER RECEIVABLES

(In thousands of Canadian dollars)	September 30 2017 $	December 31 2016 $

Trade receivables, net of allowance	744,791	740,665
Holdbacks, current	42,479	45,049
Other	15,184	20,703

Trade and other receivables	802,454	806,417

The Company maintains an allowance for estimated losses on trade receivables. The estimate is based on the best assessment of the collectibility of the related receivable balance, which is determined in part based on the age of the outstanding receivables and the Company’s historical collection and loss experience.

The following table provides a reconciliation of changes to the Company’s allowance for doubtful accounts.

(In thousands of Canadian dollars)	For the three quarters ended September 30 2017 $	For the year ended December 31 2016 $

Balance, beginning of the period	28,245	20,858
Provision for doubtful accounts	12,190	17,013
Deductions	(6,933)	(8,048)
Impact of foreign exchange	(2,966)	(1,578)

Balance, end of the period	30,536	28,245

Notes to the Unaudited Interim Condensed Consolidated Financial Statements September 30, 2017	F-14	Stantec Inc.

The aging analysis of gross trade receivables is as follows:

(In thousands of Canadian dollars)	Total $	1–30 $	31–60 $	61–90 $	91–120 $	121+ $

September 30, 2017	775,327	424,770	154,265	46,750	53,433	96,109

December 31, 2016	768,910	413,631	159,492	61,726	44,055	90,006

9. GOODWILL

(In thousands of Canadian dollars)	Note	For the three quarters ended September 30 2017 $	For the year ended December 31 2016 $

Net goodwill, beginning of the period		1,828,061	966,480
Current period acquisitions		13,797	850,708
Current period disposals	6	(194,432)	-
Impact of foreign exchange		(99,660)	10,873

Net goodwill, end of the period		1,547,766	1,828,061

Gross goodwill, end of the period		1,725,766	2,006,061
Accumulated impairment losses, beginning and end of the period		(178,000)	(178,000)

Net goodwill, end of the period		1,547,766	1,828,061

During the second quarter, the Company completed the sale of the shares of Innovyze (note 6). Innovyze’s goodwill disposed of included $106,283,000 allocated from Consulting Services – US and $88,149,000 allocated from Consulting Services – Global.

Goodwill was allocated to each CGU or group of CGUs as follows:

(In thousands of Canadian dollars)		September 30 2017 $	December 31 2016 $

Consulting Services
Canada		337,626	337,626
United States		911,415	1,073,235
Global		182,078	287,796
Construction Services		116,647	129,404

Allocated		1,547,766	1,828,061

Notes to the Unaudited Interim Condensed Consolidated Financial Statements September 30, 2017	F-15	Stantec Inc.

10. INTANGIBLE ASSETS

(In thousands of Canadian dollars)	Note	For the three quarters ended September 30 2017 $	For the year ended December 31 2016 $

Cost, beginning of the period		590,497	232,151
Additions		4,709	25,696
Additions - internal development		-	566
Additions arising on acquisitions		5,038	354,196
Disposals - Innovyze	6	(103,341)	-
Disposals - other		(1,418)	-
Removal of fully amortized assets		(16,814)	(27,815)
Impact of foreign exchange		(29,414)	5,703

Cost, end of the period		449,257	590,497

Accumulated amortization, beginning of period		140,967	94,072
Amortization		61,450	77,545
Amortization of lease disadvantages		1,511	-
Disposals - Innovyze	6	(8,262)	-
Disposals - other		(785)	-
Remove fully amortized assets		(16,814)	(27,815)
Impact of foreign exchange		(6,233)	(2,835)

Accumulated amortization, end of period		171,834	140,967

Net intangible assets, end of the period		277,423	449,530

11. OTHER FINANCIAL ASSETS
(In thousands of Canadian dollars)		September 30 2017 $	December 31 2016 $

Investments held for self-insured liabilities		145,440	141,142
Holdbacks on long-term contracts		41,714	33,876
Indemnifications		2,238	2,350
Other		4,324	3,578

		193,716	180,946
Less current portion		13,367	20,890

Long-term portion		180,349	160,056

Investments held for self-insured liabilities

Investments held for self-insured liabilities consist of government and corporate bonds, equity securities, and term deposits. These investments are classified as available for sale and are stated at fair value with unrealized gains (losses) recorded in other comprehensive income (loss).

Notes to the Unaudited Interim Condensed Consolidated Financial Statements September 30, 2017	F-16	Stantec Inc.

Their fair value and amortized cost are as follows:

	September 30 2017 $		December 31 2016 $
(In thousands of Canadian dollars)	Fair Value	Amortized Cost/Cost	Fair Value	Amortized Cost/Cost

Bonds	99,722	100,534	93,005	93,105
Equity securities	45,718	38,674	46,641	39,896
Term deposits	-	-	1,496	1,496

Total	145,440	139,208	141,142	134,497

The bonds bear interest at rates ranging from 0.88% to 4.88% per annum (December 31, 2016 – 0.88% to 4.88%). The terms to maturity of the bond portfolio, stated at fair value, are as follows:

(In thousands of Canadian dollars)	September 30 2017 $	December 31 2016 $

Within one year	11,766	18,600
After one year but not more than five years	70,196	64,762
More than five years	17,760	9,643

Total	99,722	93,005

Indemnifications

The Company’s indemnifications relate to certain legal claims (note 13). During 2017, there was no change to provisions and indemnification assets relating to prior acquisitions (September 30, 2016 – increased by $1,387,000).

12. LONG-TERM DEBT

(In thousands of Canadian dollars)	September 30 2017 $	December 31 2016 $

Notes payable	64,600	127,153
Revolving credit facilities	276,702	416,130
Term loan	458,303	454,106
Finance lease obligations	10,355	23,073

	809,960	1,020,462
Less current portion	197,007	91,876

Long-term portion	612,953	928,586

Notes payable

Notes payable consists primarily of notes payable for acquisitions (note 5). The weighted average rate of interest on the notes payable at September 30, 2017, was 3.47% (December 31, 2016 – 3.45%). The notes payable may be supported by promissory notes and are due at various times from 2017 to 2020. The aggregate maturity value of the notes at September 30, 2017, was $65,891,000 (December 31, 2016 – $129,413,000). At September 30, 2017, $59,649,000 (US$47,838,000) (December 31, 2016 – $122,333,000 (US$91,110,000)) of the notes’ carrying amount was payable in US funds.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements September 30, 2017	F-17	Stantec Inc.

Revolving credit facilities and term loan

On May 6, 2016, the Company entered into an agreement for new $1.25 billion syndicated senior secured credit facilities (Credit Facilities) consisting of a senior secured revolving credit facility in the maximum amount of $800 million and a $450 million senior secured term loan in three tranches. This agreement allows the Company access to an additional $200 million, subject to approval, under the same terms and conditions. The revolving credit facility expires on May 6, 2021, and may be repaid from time to time at the option of the Company. The facility is available for future acquisitions, working capital needs, and general corporate purposes. Tranches A and B of the term loan were drawn in Canadian funds of $150 million each (due May 6, 2018, and May 6, 2019, respectively), and tranche C was originally drawn in US funds of $116.7 million (due May 6, 2020). On May 5, 2017, the Company reached an agreement to extend the maturity date of its $800 million senior secured revolving credit facility from May 6, 2020, to May 6, 2021, and to redenominate tranche C of its senior secured term loan from US funds of $116.7 million to Canadian funds of $160.0 million. The term loan was recorded net of transaction costs of $3,341,000, which are amortized over the life of the three tranches.

The Credit Facilities may be drawn in Canadian dollars as either a prime rate loan or a bankers’ acceptance; in US dollars as either a US base rate or a LIBOR advance; or, in the case of the revolving credit facility, in sterling or euros as a LIBOR advance; and by way of letters of credit. Depending on the form under which the credit facilities are accessed, rates of interest vary between Canadian prime, US base rate, and LIBOR or bankers’ acceptance rates, plus specified basis points. The specified basis points vary, depending on the Company’s leverage ratio (a non-IFRS measure), from 0 to 175 for Canadian prime and US base rate loans and from 100 to 275 for bankers’ acceptances, LIBOR advances, and letters of credit. As security for the obligations under these facilities, the Company and certain of its subsidiaries granted the lenders a first-ranking security interest over all present and after-acquired assets, property, and undertakings, subject to customary carve-outs. The Credit Facilities contain restrictive covenants (note 18).

At September 30, 2017, $119,702,000 (US$96,000,000) of the revolving credit facility was payable in US funds, $157,000,000 in Canadian funds. At December 31, 2016, $114,130,000 (US$85,000,000) of the revolving credit facility was payable in US funds and $302,000,000 was payable in Canadian funds. At September 30, 2017, $460,041,000 of the term loan was payable in Canadian funds. At December 31, 2016, $156,693,000 (US $116,700,000) of the term loan was payable in US funds and $300,000,000 was payable in Canadian funds. The average interest rate applicable at September 30, 2017, for the Credit Facilities was 3.07% (December 31, 2016 – 3.13%).

The funds available under the revolving credit facility are reduced by any outstanding letters of credit issued pursuant to the facility agreement. At September 30, 2017, the Company had issued and outstanding letters of credit that expire at various dates before October 2018, are payable in various currencies, and total $55,158,000 (December 31, 2016 – $54,729,000). These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations. At September 30, 2017, $468,140,000 (December 31, 2016 – $329,141,000) was available in the revolving credit facility for future activities.

At September 30, 2017, there were $4,311,000 (December 31, 2016 – $3,628,000) in additional letters of credit issued and outstanding, outside of the Company’s revolving credit facility. These were issued in various currencies and expire at various dates before September 2018.

Surety facilities

The Company has surety facilities to facilitate, as part of the normal course of operations, the issuance of bonds for certain types of project work. At September 30, 2017, the Company issued bonds under these surety facilities totaling $162,000 (December 31, 2016 – $162,000) in Canadian funds, $603,321,000 (US$483,857,000) (December 31, 2016 – $430,630,000 (US$320,719,000)) in US funds, and $1,098,000 (December 31, 2016 – $1,320,000) in other foreign currencies. These bonds expire at various dates before December 2021.

Finance lease obligations

The Company has finance leases for software and for automotive and office equipment. At September 30, 2017, finance lease obligations included finance leases bearing interest at rates ranging from 1.395% to 2.77% (December 31, 2016 – 1.37% to 5.93%). These finance leases expire at various dates before November 2021.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements September 30, 2017	F-18	Stantec Inc.

Future minimum lease payments under finance leases and the present value of the net minimum lease payments are as follows:

(In thousands of Canadian dollars)	September 30 2017 $	December 31 2016 $

Within one year	7,334	12,902
After one year but not more than five years	3,150	10,405

Total minimum lease payments	10,484	23,307

Present value of minimum lease payments	10,355	23,073

13. PROVISIONS

(In thousands of Canadian dollars)	September 30 2017 $	December 31 2016 $

Provision for self-insured liabilities	71,427	69,394
Provisions for claims	19,983	25,210
Onerous contracts	6,289	10,792
End of employment benefit plans	13,192	11,279

	110,891	116,675
Less current portion	28,732	36,011

Long-term portion	82,159	80,664

In the normal conduct of operations, various legal claims are pending against the Company, alleging, among other things, breaches of contract or negligence in connection with the performance of consulting and construction services. The Company carries professional liability insurance, subject to certain deductibles and policy limits, and has a captive insurance company that provides insurance protection against such claims. Due to uncertainties in the nature of the Company’s legal claims, such as the range of possible outcomes and the progress of the litigation, the provisions accrued involve estimates. The ultimate cost to resolve these claims may exceed or be less than that recorded in the consolidated financial statements. Management believes that the ultimate cost to resolve these claims would not materially exceed the insurance coverage or provisions accrued and, therefore, would not have a material adverse effect on the Company’s consolidated statements of income and financial position. Management regularly reviews the timing of the outflows of these provisions. Cash outflows for existing provisions are expected to occur within the next one to five years, although this is uncertain and depends on the development of the various claims. These outflows are not expected to have a material impact on the Company’s cash flows.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements September 30, 2017	F-19	Stantec Inc.

Provision for self-insured liabilities

(In thousands of Canadian dollars)	For the three quarters ended September 30 2017 $	For the year ended December 31 2016 $

Provision, beginning of the period	69,394	61,480
Current-period provision	18,214	10,453
Claims from acquisitions	-	8,046
Payment for claims settlement	(12,478)	(9,612)
Impact of foreign exchange	(3,703)	(973)

Provision, end of the period	71,427	69,394

The current and long-term portions of the provision for self-insured liabilities are determined based on an actuarial estimate. At September 30, 2017, the long-term portion was $65,666,000 (December 31, 2016 – $64,037,000).

Provisions for claims

(In thousands of Canadian dollars)	For the three quarters ended September 30 2017 $	For the year ended December 31 2016 $

Provisions, beginning of the period	25,210	13,277
Current-period provisions	1,409	2,316
Claims from acquisitions	230	23,639
Claims paid or otherwise settled	(5,708)	(11,289)
Impact of foreign exchange	(1,158)	(2,733)

Provisions, end of the period	19,983	25,210

Provisions for claims include an estimate for costs associated with legal claims covered by third-party insurance. Often, these legal claims are from previous acquisitions and may be indemnified by the acquiree (notes 5 and 11).

Onerous contracts

(In thousands of Canadian dollars)	For the three quarters ended September 30 2017 $	For the year ended December 31 2016 $

Liability, beginning of the period	10,792	10,693
Current-period provisions	530	4,319
Resulting from acquisitions	-	2,462
Costs paid or otherwise settled	(4,720)	(6,582)
Impact of foreign exchange	(313)	(100)

Liability, end of the period	6,289	10,792

Onerous contracts consist of lease exit liabilities and sublease losses. Payments for these onerous contracts will occur until 2024.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements September 30, 2017	F-20	Stantec Inc.

14. OTHER LIABILITIES

(In thousands of Canadian dollars)	Note	September 30 2017 $	December 31 2016 $

Deferred gain on sale leaseback		601	1,080
Lease inducement benefits		52,170	50,322
Lease disadvantages		3,127	4,840
Deferred share units payable	15	14,889	16,150
Other cash-settled share-based compensation	15	8,720	8,042
Liability for uncertain tax positions		26,842	28,788

		106,349	109,222
Less current portion		23,418	20,795

Long-term portion		82,931	88,427

15. SHARE CAPITAL

Authorized
Unlimited	Common shares, with no par value
Unlimited	Preferred shares issuable in series, with attributes designated by the board of directors

Common shares

On November 9, 2016, the Company received approval from the TSX respecting the renewal of the Company’s Normal Course Issuer Bid, which enables it to purchase up to 3,418,357 common shares during the period November 14, 2016, to November 13, 2017. During the second quarter of 2017, 465,713 common shares were repurchased for cancellation pursuant to the ongoing Normal Course Issuer Bid at a cost of $14,408,000. Of this amount, $3,572,000 and $79,000 reduced the share capital and contributed surplus accounts, respectively, $10,757,000 was being charged to retained earnings. No shares were repurchased in the first and third quarters of 2017.

During the third quarter of 2017, the Company recognized a share-based compensation expense of $6,188,000 (September 30, 2016 – $2,256,000) in administrative and marketing expenses in the consolidated statements of income. Of the amount expensed, $1,359,000 (September 30, 2016 – $1,245,000) related to the amortization of the fair value of options granted and was increased by $4,829,000 (September 30, 2016 – $1,011,000) related to the cash-settled share-based compensation (deferred share units (DSUs) and performance share units (PSUs)).

During the first three quarters of 2017, the Company recognized a share-based compensation expense of $9,337,000 (September 30, 2016 – $3,532,000) in administrative and marketing expenses in the consolidated statements of income. Of the amount expensed, $3,556,000 (September 30, 2016 – $3,173,000) related to the amortization of the fair value of options granted and was increased by $5,781,000 (September 30, 2016 – $359,000) related to the cash-settled share-based compensation (DSUs and PSUs).

The fair value of options granted was reflected through contributed surplus, and the cash-settled share-based compensation was reflected through other liabilities. Upon the exercise of share options for which a share-based compensation expense has been recognized, the cash paid, together with the related portion of contributed surplus, is credited to share capital.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements September 30, 2017	F-21	Stantec Inc.

Dividends

Holders of common shares are entitled to receive dividends when declared by the Company’s board of directors.

The table below describes the dividends declared and recorded in the consolidated financial statements in 2017.

Date Declared	Record Date	Payment Date	Dividend per Share $	Paid $

November 9, 2016	December 30, 2016	January 12, 2017	0.1125	12,834,000
February 22, 2017	March 31, 2017	April 13, 2017	0.1250	14,273,000
May 10, 2017	June 30, 2017	July 13, 2017	0.1250	14,226,000
August 8, 2017	September 29, 2017	October 12, 2017	0.1250	-

At September 30, 2017, trade and other payables included $14,238,000 (December 31, 2016 – $12,834,000) related to the dividends declared on August 8, 2017.

Share-based payment transactions

In 2017, under the long-term incentive program, the Company granted share options and PSUs. The Company also has a DSU plan for the board of directors.

a) Share options

The Company has granted share options to officers and employees to purchase 4,525,717 shares at prices from $14.33 to $32.90 per share. These options expire on dates between January 28, 2018, and May 16, 2022.

	For the three quarters ended September 30 2017		For the year ended December 31 2016
	Weighted Average Exercise		Weighted Average Exercise
	Shares #	Price $	Shares #	Price $

Share options, beginning of the period	3,655,020	28.33	2,980,601	26.17
Granted	1,229,689	31.75	995,904	32.83
Exercised	(283,680)	20.44	(254,156)	19.76
Forfeited	(75,312)	31.50	(67,329)	31.45

Share options, end of the period	4,525,717	29.70	3,655,020	28.33

The fair value of options granted is determined at the date of grant using the Black-Scholes option-pricing model. The model was developed to use when estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option valuation models require the input of highly subjective assumptions, including expected share price volatility and expected hold period to exercise.

At September 30, 2017, 2,384,397 (September 30, 2016 – 1,964,035) share options were exercisable at a weighted average cost price of $27.55 (September 30, 2016 – $23.83). At September 30, 2017, no share options (September 30, 2016 – 2,639,532) were antidilutive.

b) Performance share units

Under the Company’s long-term incentive program, certain members of the senior leadership teams, including the chief executive officer (CEO), may be granted PSUs. These units are adjusted for dividends as they arise, based on the number of units held on the record date. PSUs vest upon completing a three-year service condition that starts on the grant date. The number of units that vest is subject to a percentage that can range from 0% to 200%, depending on achieving two equally weighted three-year performance objectives based on net income growth and return on equity. For units that vest, unit holders receive a cash payment based on the closing price of the Company’s common shares on the third anniversary date of issue. The fair value of these units is expensed over their three-year vesting period.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements September 30, 2017	F-22	Stantec Inc.

During the quarter, 1,497 PSUs were issued (September 30, 2016 – 1,944), and 1,524 PSUs were forfeited (September 30, 2016 – 5,243). At September 30, 2017, 683,863 PSUs were outstanding at a fair value of $20,111,000 (December 31, 2016 – 576,055 PSUs were outstanding at a fair value of $15,452,000).

c) Deferred share units

The directors of the board receive DSUs and, on an annual basis, elect to receive an additional fixed value compensation in the form of either DSUs or cash payment, less withholding amounts, to purchase common shares. A DSU is equal to one common share. Before 2014, the CEO could also receive DSUs. These units vest on their grant date and are paid in cash to the CEO and directors of the board on their death or retirement, or in the case of the CEO, in cash on termination. They are valued at the weighted-by-volume average of the closing market price of the Company’s common shares for the last 10 trading days of the month of death, retirement, or termination. These units are recorded at fair value. DSUs are adjusted for dividends as they arise, based on the number of units outstanding on the record date.

During the quarter, 9,270 DSUs (September 30, 2016 – 8,387) were issued. At September 30, 2017, 429,802 DSUs were outstanding at a fair value of $14,889,000 (December 31, 2016 – 466,365 DSUs were outstanding at a fair value of $16,150,000).

16. FAIR VALUE MEASUREMENTS

All financial instruments carried at fair value are categorized into one of the following:

•	Level 1 – quoted market prices

•	Level 2 – valuation techniques (market observable)

•	Level 3 – valuation techniques (non-market observable)

When forming estimates, the Company uses the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the financial instrument is categorized based on the lowest level of significant input.

When determining fair value, the Company considers the principal or most advantageous market in which it would transact and the assumptions that market participants would use when pricing the asset or liability. The Company measures certain financial assets at fair value on a recurring basis. During 2017, no change was made to the method of determining fair value.

For financial instruments recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing categorizations at the end of each reporting period. During the three quarters ended September 30, 2017, no transfers were made between levels 1 and 2 of the fair value measurements.

The following table summarizes the Company’s fair value hierarchy for those assets and liabilities measured and adjusted to fair value on a recurring basis as at September 30, 2017:

Quoted Prices
in Active
			Markets	Significant
			for	Other	Significant
			Identical	Observable	Unobservable
		Carrying	Items	Inputs	Inputs
		Amount	(Level 1)	(Level 2)	(Level 3)
(In thousands of Canadian dollars)	Note	$	$	$	$

Investments held for self-insured liabilities	11	145,440	-	145,440	-

Notes to the Unaudited Interim Condensed Consolidated Financial Statements September 30, 2017	F-23	Stantec Inc.

Investments held for self-insured liabilities consist of government and corporate bonds, equity securities, and term deposits. Fair value of equities is determined using the reported net asset value per share of the investment funds. The funds derive their value from the observable quoted prices of the equities owned that are traded in an active market. Fair value of bonds is determined using observable prices of debt with characteristics and maturities that are similar to the bonds being valued.

The following table summarizes the Company’s fair value hierarchy for those liabilities that were not measured at fair value but are required to be disclosed at fair value on a recurring basis as at September 30, 2017:

Quoted Prices
			in Active	Significant
			Markets	Other	Significant
		Fair Value	for	Observable	Unobservable
		Amount of	Identical Items	Inputs	Inputs
		Liability	(Level 1)	(Level 2)	(Level 3)
(In thousands of Canadian dollars)	Note	$	$	$	$

Notes payable	12	64,961	-	64,961	-

The fair value of notes payable is determined by calculating the present value of future payments using observable benchmark interest rates and credit spreads for debt with similar characteristics and maturities.

17. FINANCIAL INSTRUMENTS

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligation. Financial instruments that subject the Company to credit risk consist primarily of cash and cash equivalents, cash in escrow, trade and other receivables, investments held for self-insured liabilities, holdbacks on long-term contracts, and indemnifications.

The Company’s maximum amount of credit risk exposure is limited to the carrying amount of these financial instruments, which at September 30, 2017, was $1,198,997,000 (December 31, 2016 – $1,203,532,000).

The Company limits its exposure to credit risk by placing its cash and cash equivalents in high-quality credit institutions. Investments held for self-insured liabilities include corporate bonds, equities, and term deposits. The Company believes the risk associated with corporate bonds, equities, and term deposits is mitigated by the overall quality and mix of the Company’s investment portfolio.

The Company mitigates the risk associated with trade and other receivables and holdbacks on long-term contracts by providing services to diverse clients in various industries and sectors of the economy. The Company does not concentrate its credit risk in any particular client, industry, or economic or geographic sector. In addition, management reviews trade and other receivables past due on an ongoing basis to identify matters that could potentially delay the collection of funds at an early stage. The Company monitors trade receivables to an internal target of days of revenue in trade receivables, which, at September 30, 2017, was 54 days (December 31, 2016 – 57 days).

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet obligations associated with its financial liabilities as they fall due. The Company meets its liquidity needs through a variety of sources, including cash generated from operations, long- and short-term borrowings from its $800 million revolving credit facility and term loan, and the issuance of common shares. The unused capacity of the revolving credit facility at September 30, 2017, was $468,140,000 (December 31, 2016 – $329,141,000). The Company believes that it has sufficient resources to meet obligations associated with its financial liabilities. Liquidity risk is managed according to the Company’s internal guideline of maintaining a net debt to EBITDA ratio of less than 2.5 (note 18).

Notes to the Unaudited Interim Condensed Consolidated Financial Statements September 30, 2017	F-24	Stantec Inc.

The timing of undiscounted cash outflows relating to financial liabilities is outlined in the table below:

(In thousands of Canadian dollars)	Total $	Less than 1 Year $	1 to 3 Years $	After 3 Years $

December 31, 2016
Trade and other payables	718,197	718,197	-	-
Long-term debt	1,022,956	92,390	929,478	1,088
Other financial liabilities	9,969	2,378	7,591	-

Total contractual obligations	1,751,122	812,965	937,069	1,088

September 30, 2017
Trade and other payables	666,177	666,177	-	-
Long-term debt	811,379	197,271	613,083	1,025
Other financial liabilities	11,618	2,577	7,484	1,557

Total contractual obligations	1,489,174	866,025	620,567	2,582

In addition to the financial liabilities listed in the table, the Company will pay interest on the revolving credit facility and the term loan outstanding in future periods. Further information on long-term debt is included in note 12.

Interest rate risk

Interest rate risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is subject to interest rate cash flow risk to the extent that its revolving credit facility and term loan are based on floating interest rates. The Company is also subject to interest rate pricing risk to the extent that its investments held for self-insured liabilities include fixed-rate government and corporate bonds and term deposits.

If the interest rate on the Company’s revolving credit facility and term loan balances at September 30, 2017, was 0.5% higher, with all other variables held constant, net income would have decreased by $2,017,000. If it was 0.5% lower, an equal and opposite impact on net income would have occurred.

Foreign exchange risk

Foreign exchange risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange gains or losses in net income arise on the translation of foreign currency–denominated assets and liabilities (such as trade and other receivables, trade and other payables, and long-term debt) held in the Company’s Canadian operations and foreign subsidiaries. The Company minimizes its exposure to foreign exchange fluctuations on these items by matching foreign currency assets with foreign currency liabilities.

If exchange rates were 1.0% lower at September 30, 2017, with all other variables held constant, net income would have increased by $2,000. If they were 1.0% higher, an equal and opposite impact on net income would have occurred.

Foreign exchange fluctuations may also arise on the translation of the Company’s US-based subsidiaries or other foreign subsidiaries, where the functional currency is different from the Canadian dollar, and are recorded in other comprehensive income (loss). The Company does not hedge for this foreign exchange risk.

Price risk

The Company’s investments held for self-insured liabilities are exposed to price risk arising from changes in the market values of the equity funds. This risk is mitigated because the portfolio of equity funds is monitored regularly and is appropriately diversified.

A 1.0% increase in equity prices at September 30, 2017, would have increased the Company’s comprehensive income by $334,000. A 1.0% decrease would have had an equal and opposite impact on comprehensive income.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements September 30, 2017	F-25	Stantec Inc.

18. CAPITAL MANAGEMENT

The Company’s objective when managing capital is to provide sufficient capacity to cover normal operating and capital expenditures, acquisition growth, and payment of dividends, while maintaining an adequate return for shareholders. The Company defines its capital as the aggregate of long-term debt (including the current portion) and shareholders’ equity.

The Company manages its capital structure to maintain the flexibility to adjust to changes in economic conditions and acquisition growth and to respond to interest rate, foreign exchange, credit, and other risks. To maintain or adjust its capital structure, the Company may purchase shares for cancellation pursuant to Normal Course Issuer Bids, issue new shares, or raise or retire debt.

The Company periodically monitors capital by maintaining a net debt to EBITDA ratio below 2.5. This target is established annually and monitored quarterly, and is the same as in 2016.

Net debt to EBITDA ratio, a non-IFRS measure, is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and cash equivalents and cash in escrow, divided by (2) EBITDA, calculated as income before income taxes, net interest expense, amortization of intangible assets, depreciation of property and equipment, and goodwill and intangible asset impairment. The Company’s net debt to EBITDA ratio at September 30, 2017, was 1.38 (December 31, 2016 – 2.38), calculated on a trailing four-quarter basis. Going forward, there may be occasions when the Company exceeds its target by completing acquisitions that increase its debt level above the target for a period of time.

The Company is subject to restrictive covenants related to its Credit Facilities (measured quarterly). These covenants include, but are not limited to, a leverage ratio and an interest coverage ratio (non-IFRS measures). The leverage ratio is calculated as consolidated debt to EBITDA, and the interest coverage ratio is calculated as EBITDA to interest expense. Failure to meet the terms of one or more of these covenants may constitute a default, potentially resulting in accelerating the repayment of the debt obligation.

The Company was in compliance with the covenants under these agreements as at and throughout the three quarters ended September 30, 2017.

19. EMPLOYEE COSTS

		For the quarter ended September 30		For the three quarters ended September 30
(In thousands of Canadian dollars)	Note	2017 $	2016 $	2017 $	2016 $

Wages, salaries, and benefits		584,761	610,560	1,849,303	1,628,638
Pension costs		18,562	14,944	54,321	43,219
Share-based compensation	15	6,188	2,256	9,337	3,532

Total employee costs		609,511	627,760	1,912,961	1,675,389

Direct labor		395,411	399,139	1,209,972	1,049,068
Indirect labor		214,100	228,621	702,989	626,321

Total employee costs		609,511	627,760	1,912,961	1,675,389

Direct labor costs include salaries, wages, and related fringe benefits for labor hours directly associated with the completion of projects. Bonuses, share-based compensation, termination payments, and salaries, wages, and related fringe benefits for labor hours not directly associated with the completion of projects are included in indirect labor costs. Indirect labor costs are included in administrative and marketing expenses in the consolidated statements of income. Included in the Company’s year-to-date pension costs is $52,253,000 (September 30, 2016 – $42,128,000) related to defined contribution plans.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements September 30, 2017	F-26	Stantec Inc.

20. CASH FLOW INFORMATION

Cash flows from operating activities determined by the indirect method are as follows:

	For the quarter ended September 30		For the three quarters ended September 30
(In thousands of Canadian dollars)	2017 $	2016 $	2017 $	2016 $

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income for the period	46,132	49,269	85,760	101,061
Add (deduct) items not affecting cash:
Depreciation of property and equipment	13,765	13,794	41,239	36,398
Amortization of intangible assets	19,213	24,265	61,450	55,009
Deferred income taxes	20,358	2,692	(7,338)	2,937
Loss (gain) on sale of property and equipment	27	248	(188)	643
Realized gain on available-for-sale equity securities	(1,865)	-	(2,487)	-
Gain on sale of a subsidiary	-	-	(54,576)	-
Share-based compensation	6,188	2,256	9,337	3,532
Provision for self-insured liabilities and claims	5,863	3,852	19,623	12,736
Share of income from joint ventures and associates	(845)	(688)	(2,830)	(1,764)
Other non-cash items	(365)	820	(3,282)	326

	108,471	96,508	146,708	210,878

Trade and other receivables	8,243	(21,375)	13,848	54,356
Unbilled revenue	3,447	(32,904)	(49,931)	(78,434)
Prepaid expenses	6,047	5,020	10,504	758
Income taxes recoverable	3,035	12,277	130,882	(1,154)
Trade and other payables	(56,285)	17,209	(121,568)	(70,358)
Deferred revenue	(30,680)	(17,552)	(12,088)	(35,560)

	(66,193)	(37,325)	(28,353)	(130,392)

Cash flows from operating activities	42,278	59,183	118,355	80,486

A reconciliation of liabilities arising from financing activities for the quarter ended September 30, 2017 is as follows:

		Statement of cash flows		Non-cash changes

(In thousands of Canadian dollars)	June 30 2017 $	Proceeds $	Repayments or Payments $	Foreign Exchange $	Other $	September 30 2017 $

Revolving credit facilities	255,362	50,475	(24,477)	(4,658)	-	276,702
Term loan	458,020	-	-	-	283	458,303
Finance lease obligations	11,948	-	(1,682)	(7)	96	10,355
Dividends to shareholders	14,226	-	(14,226)	-	14,238	14,238

Total liabilities from financing activities	739,556	50,475	(40,385)	(4,665)	14,617	759,598

Notes to the Unaudited Interim Condensed Consolidated Financial Statements September 30, 2017	F-27	Stantec Inc.

A reconciliation of liabilities arising from financing activities for the three quarters ended September 30, 2017 is as follows:

		Statement of cash flows		Non-cash changes

(In thousands of Canadian dollars)	January 1 2017 $	Proceeds $	Repayments or Payments $	Foreign Exchange $	Other $	September 30 2017 $

Revolving credit facilities	416,130	253,027	(388,657)	(3,798)	-	276,702
Term loan	454,106	-	-	3,347	850	458,303
Finance lease obligations	23,073	-	(12,697)	(118)	97	10,355
Dividends to shareholders	12,834	-	(41,333)	-	42,737	14,238

Total liabilities from financing activities	906,143	253,027	(442,687)	(569)	43,684	759,598

21. RELATED-PARTY DISCLOSURES

At September 30, 2017, the Company had subsidiaries and structured entities that it controlled and included in its consolidated financial statements. These subsidiaries and structured entities are listed in the Company’s December 31, 2016, annual consolidated financial statements. The Company also enters into related-party transactions through a number of joint ventures and associates. These transactions involve providing or receiving services entered into in the normal course of business and, for the three quarters ended September 30, 2017, were not materially different from those disclosed in the Company’s December 31, 2016, annual consolidated financial statements.

22. SEGMENTED INFORMATION

The Company provides comprehensive professional services in the area of infrastructure and facilities throughout North America and globally. It considers the basis on which it is organized, including geographic areas and service offerings, to identify its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and are evaluated regularly by the chief operating decision maker when allocating resources and assessing performance. The chief operating decision maker is the CEO of the Company, and the Company’s operating segments are based on its two primary service offerings and regional geographic areas.

The three Consulting Services reportable segments provide professional consulting in engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics services in the area of infrastructure and facilities. The Construction Services reportable segment provides construction management at-risk services primarily on water-related projects.

Segment performance is evaluated by the CEO based on gross margin and is measured consistently with gross margin in the consolidated financial statements. Transfer prices between reportable segments are on an arm’s-length basis in a manner similar to transactions with third parties. Inter-segment revenues are eliminated on consolidation and reflected in the Adjustments and Eliminations column. Comparative figures in the table below were reclassified due to a realignment between the Consulting Services—United States and Consulting Services—Global reportable segments.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements September 30, 2017	F-28	Stantec Inc.

Reportable segments

	For the quarter ended September 30, 2017

	Consulting Services					Adjustments
				Construction	Total	and
	Canada	United States	Global	Services	Segments	Eliminations	Consolidated
(In thousands of Canadian dollars)	$	$	$	$	$	$	$

Total gross revenue	318,888	542,899	162,648	301,203	1,325,638	(26,457)	1,299,181
Less inter-segment revenue	6,757	8,093	8,708	2,899	26,457	(26,457)	-

Gross revenue from external customers	312,131	534,806	153,940	298,304	1,299,181	-	1,299,181
Less subconsultants and other direct expenses	47,637	117,815	48,016	232,639	446,107	-	446,107

Total net revenue	264,494	416,991	105,924	65,665	853,074	-	853,074

Gross margin	141,503	234,880	61,194	20,086	457,663	-	457,663

	For the quarter ended September 30, 2016

	Consulting Services					Adjustments
				Construction	Total	and
	Canada	United States	Global	Services	Segments	Eliminations	Consolidated
(In thousands of Canadian dollars)	$	$	$	$	$	$	$

Total gross revenue	300,382	591,230	155,534	253,774	1,300,920	(43,607)	1,257,313
Less inter-segment revenue	8,415	10,173	20,548	4,471	43,607	(43,607)	-

Gross revenue from external customers	291,967	581,057	134,986	249,303	1,257,313	-	1,257,313
Less subconsultants and other direct expenses	35,965	136,710	31,365	181,061	385,101	-	385,101

Total net revenue	256,002	444,347	103,621	68,242	872,212	-	872,212

Gross margin	137,591	248,923	59,795	26,764	473,073	-	473,073

	For the three quarters ended September 30, 2017

	Consulting Services					Adjustments
				Construction	Total	and
	Canada	United States	Global	Services	Segments	Eliminations	Consolidated
(In thousands of Canadian dollars)	$	$	$	$	$	$	$

Total gross revenue	915,006	1,724,915	498,405	854,637	3,992,963	(98,841)	3,894,122
Less inter-segment revenue	23,260	20,583	43,164	11,834	98,841	(98,841)	-

Gross revenue from external customers	891,746	1,704,332	455,241	842,803	3,894,122	-	3,894,122
Less subconsultants and other direct expenses	116,676	380,359	130,304	654,461	1,281,800	-	1,281,800

Total net revenue	775,070	1,323,973	324,937	188,342	2,612,322	-	2,612,322

Gross margin	414,827	741,933	186,079	59,511	1,402,350	-	1,402,350

Notes to the Unaudited Interim Condensed Consolidated Financial Statements September 30, 2017	F-29	Stantec Inc.

	For the three quarters ended September 30, 2016

	Consulting Services					Adjustments
				Construction	Total	and
	Canada	United States	Global	Services	Segments	Eliminations	Consolidated
(In thousands of Canadian dollars)	$	$	$	$	$	$	$

Total gross revenue	907,387	1,549,197	298,588	397,454	3,152,626	(93,288)	3,059,338
Less inter-segment revenue	23,420	19,615	42,779	7,474	93,288	(93,288)	-

Gross revenue from external customers	883,967	1,529,582	255,809	389,980	3,059,338	-	3,059,338
Less subconsultants and other direct expenses	102,211	339,542	58,073	281,326	781,152	-	781,152

Total net revenue	781,756	1,190,040	197,736	108,654	2,278,186	-	2,278,186

Gross margin	420,256	652,866	114,425	41,571	1,229,118	-	1,229,118

Geographic information: Non-current assets

	September 30	December 31
	2017	2016
(In thousands of Canadian dollars)	$	$

Canada	456,384	471,166
United States	1,307,342	1,479,834
Other countries	269,505	540,522

Total non-current assets	2,033,231	2,491,522

Non-current assets in the table above consist of property and equipment, goodwill, and intangible assets. Geographic information is attributed to countries based on the location of the assets.

Geographic information: Gross revenue

	For the quarter ended		For the three quarters ended
	September 30		September 30
	2017	2016	2017	2016
(In thousands of Canadian dollars)	$	$	$	$

Canada	313,369	291,967	901,256	883,967
United States	725,214	736,781	2,240,173	1,768,007
Other countries	260,598	228,565	752,693	407,364

Total gross revenue from external customers	1,299,181	1,257,313	3,894,122	3,059,338

Gross revenue is attributed to countries based on the location of the project.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements September 30, 2017	F-30	Stantec Inc.

Gross revenue by services

	For the quarter ended		For the three quarters ended
	September 30		September 30
	2017	2016	2017	2016
(In thousands of Canadian dollars)	$	$	$	$

Consulting Services
Buildings	219,046	202,588	685,712	615,583
Energy & Resources	116,409	115,083	348,734	309,578
Environmental Services	174,517	174,238	506,376	449,823
Infrastructure	277,908	279,852	839,315	799,458
Water	212,997	236,249	671,182	494,916
Construction Services	298,304	249,303	842,803	389,980

Total gross revenue from external customers	1,299,181	1,257,313	3,894,122	3,059,338

The Company’s organizational structure for Consulting Services was realigned from four to five business operating units effective January 1, 2017. Gross revenue for comparative figures was reclassified due to this realignment and a realignment of services.

Customers

The Company has a large number of clients in various industries and sectors of the economy. No particular customer exceeds 10% of the Company’s gross revenue.

23. EVENTS AFTER THE REPORTING PERIOD

North State Resources, Inc. (NSR)

On October 27, 2017, the Company acquired all the assets of North State Resources, Inc. (NSR) for cash consideration and notes payable. NSR is based in Redding, California and has additional offices in Sacramento and Chico, California. NSR provides expertise in physical, biological, and environmental sciences. This addition will enhance the Company’s Environmental Services business operating unit.

Dividend

On November 8, 2017, the Company declared a dividend of $0.125 per share, payable on January 11, 2018, to shareholders of record on December 29, 2017.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements September 30, 2017	F-31	Stantec Inc.

Shareholder Information

Head Office
200, 10160 – 112 Street
Edmonton, Alberta
T5K 2L6 Canada

Ph: (780) 917-7000
Fx: (780) 917-7330
ir@stantec.com

Transfer Agent
Computershare
Calgary, Alberta

Auditor
Ernst & Young LLP
Chartered Professional Accountants
Edmonton, Alberta

Principal Bank
Canadian Imperial Bank of Commerce

Securities Exchange Listing
Stantec shares are listed on
the Toronto Stock Exchange
and the New York Stock Exchange
under the symbol STN.

Stantec